Filed Pursuant to Rule 424(b)(2)
Registration No. 333-134168

PROSPECTUS SUPPLEMENT
(To Prospectus Dated May 15, 2006)

5,000,000 Shares

Class A Common Stock
$14.65 per share

We are selling 5,000,000 shares of our Class A common stock. We have granted the underwriters an option to purchase up to 750,000 additional shares of Class A common stock to cover over-allotments.

Our Class A common stock is quoted on the Nasdaq Global Market under the symbol “IFSIA”. The last reported sale price for our Class A common stock on the Nasdaq Global Market on November 6, 2006 was $14.79 per share.

Investing in our common stock involves risks.  See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$14.6500	$73,250,000
Underwriting Discount	$0.8424	$4,211,875
Proceeds to Interface (before expenses)	$13.8076	$69,038,125

The underwriters expect to deliver the shares to purchasers on or about November 10, 2006.

Citigroup

Raymond James

Stifel Nicolaus
SunTrust Robinson Humphrey
BB&T Capital Markets

November 6, 2006

This prospectus supplement is part of a registration statement that we filed with the Securities and Exchange Commission, using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in the registration statement in one or more offerings. We have provided to you in this prospectus supplement a description of the common stock we are now offering. Unless the context indicates otherwise, all references in this prospectus supplement to we, our, us, or the company refer to Interface, Inc. and its subsidiaries on a consolidated basis.

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the documents to which we have referred you or information that is contained in any free writing prospectus we may authorize to be delivered to you. We have not authorized anyone to provide you with information that is different from such information. If anyone provides you with different information, you should not rely on it. We have not, and the underwriters have not, authorized anyone to provide you with different information. We, and the underwriters, are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus supplement is accurate only as of the date of each document regardless of the time of delivery of this prospectus supplement or any sale of these securities. In case there are any differences or inconsistencies between this prospectus supplement and the information incorporated by reference, you should rely on the information in the document with the latest date.

References to our website have been provided for textual reference only, and information on our website does not constitute part of this prospectus supplement. This prospectus supplement is not an offer to sell or the solicitation of an offer to buy our common stock in any circumstances or jurisdiction where the offer or sale is not permitted.

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SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all the information that you should consider before investing. You should read the entire prospectus supplement carefully, including the section entitled “Risk Factors” and our financial statements and the accompanying notes incorporated by reference into this prospectus supplement.

The Company

We are the worldwide leader in design, production and sales of modular carpet. Our global market share of the specified carpet tile segment is approximately 35%, which we believe is more than double that of our nearest competitor. In recent years, modular carpet sales growth in the floorcovering industry has significantly outpaced the growth of the overall industry, as architects, designers and end users increasingly recognized the unique and superior attributes of modular carpet, including its dynamic design capabilities, greater economic value (which includes lower costs as a result of reduced waste in both installation and replacement), and installation ease and speed. Our Modular Carpet segment sales, which do not include modular carpet sales in our Bentley Prince Street segment, grew from $442 million to $646 million during the 2002 to 2005 period, representing a 13.5% compound annual growth rate.

We are also a leading manufacturer and marketer of other products for the commercial interiors industry, including broadloom carpet, panel fabrics and upholstery fabrics. Our Bentley Prince Street® brand is the leader in the high-end, designer-oriented sector in the broadloom market segment, where custom design and high quality are the principal specifying and purchasing factors. Our Fabrics Group includes the leading U.S. manufacturer of panel fabrics for use in open plan office furniture systems, with a market share we believe to be approximately 50%, and the leading manufacturer of contract upholstery fabrics sold to office furniture manufacturers in the United States, with a market share we believe to be approximately 30%.

As a global company with a reputation for high quality, reliability and premium positioning, we market products in over 100 countries under established brand names such as InterfaceFLOR®, Heuga®, Bentley Prince Street and FLORtm in modular carpet; Bentley Prince Street and Prince Street House and Hometm in broadloom carpet; Guilford of Maine®, Chatham® and Terratex® in interior fabrics and upholstery products; and Intersept® in antimicrobial chemicals. Our principal geographic markets are the Americas, Europe and Asia-Pacific, where our sales were approximately 62%, 31% and 7%, respectively, of total net sales for fiscal year 2005.

Capitalizing on our leadership in modular carpet for the corporate office segment, we embarked on a segmentation strategy in 2001 to increase our presence and market share for modular carpet sales in non-corporate office market segments, such as government, healthcare, hospitality, education and retail space, which combined are almost twice the size of the approximately $1 billion U.S. corporate office segment. In 2003, we expanded our segmentation strategy to target the approximately $11 billion U.S. residential market segment for carpet. As a result, our mix of corporate office versus non-corporate office modular carpet sales in the Americas shifted to 48% and 52%, respectively, for the first six months of 2006 compared to 64% and 36%, respectively, in 2001. We believe the appeal and utilization of modular carpet is reaching a tipping point of acceptance in each of these non-corporate office segments, and we are using our considerable skills and experience with designing, producing and marketing modular products that make us the market leader in the corporate office segment to support and facilitate our penetration into these new segments around the world.

Our modular carpet leadership, strong business model and segmentation strategy, implementation of strategic restructuring initiatives we commenced in 2000, and sustained strategic investments in innovative product concepts and designs enabled us to weather successfully the unprecedented downturn, both in severity and duration, that affected the commercial interiors industry from 2001 to 2003. As a result, we were well-positioned to capitalize on improved market conditions when the commercial interiors industry began to recover in 2004. From 2003 to 2005, we increased our net sales from $766.5 million to

$985.8 million, a 13.4% compound annual growth rate. We increased our net sales from $481.3 million in the first six months of 2005 to $509.3 million in the first six months of 2006, notwithstanding the April 2006 sale of our European fabrics business, which had net sales of $62.8 million in 2005. We expect further improvements in net sales and other related value measurements as we build upon our core strengths and strategies.

Our Strengths

Our principal competitive strengths include:

Market Leader in Attractive Modular Carpet Segment.  We are the world’s leading manufacturer of carpet tile with a market share in the specified carpet tile segment (which is the segment where architects and designers are heavily involved in “specifying”, or selecting, the carpet) of approximately 35%, which we believe is more than double that of our nearest competitor. Modular carpet has become more prevalent across all commercial interiors markets as designers, architects and end users become more familiar with its unique attributes. We are driving this trend with our product innovations and designs discussed below, and we expect that this trend will continue. According to the 2006 Floor Focus interiors industry survey of the top 250 designers in the United States, carpet tile was ranked as the number one “hot product” for the eighth consecutive year. We believe that we are well positioned to lead and capitalize upon the continued shift to modular carpet both domestically and around the world.

Established Brands and Reputation for Quality, Reliability and Leadership.  Our products are known in the industry for their high quality, reliability and premium positioning in the marketplace. Our established brand names in carpets and interior fabrics are leaders in the industry. The 2006 Floor Focus survey ranked an Interface brand first or second in each of the five survey categories for carpet: design, quality, service, performance and value. Interface companies also ranked first and fourth in the category of “best overall business experience” for carpet companies in this survey. On the international front, Heuga is one of the well recognized brand names in carpet tiles for commercial, institutional and residential use. Guilford of Maine, Chatham and Terratex are leading brand names in their respective markets for commercial interior fabrics. More generally, as the appeal and utilization of modular carpet continues to expand into new market segments such as education, hospitality and retail space, our reputation as the inventor and pioneer of modular carpet — as well as our established brands and leading market position for modular carpet in the corporate office segment — will enhance our competitive advantage in marketing to the customers in these new markets.

Innovative Product Design and Development Capabilities.  Our product design and development capabilities have long given us a significant competitive advantage, and they continue to do so as modular carpet’s appeal and utilization expand across virtually every market segment and around the globe. One of our best design innovations is our i2tm modular product line, which includes our popular Entropy® product for which we received a patent in 2005 on the key elements of its design. The i2 line introduced and features random patterning designs (which allow for mergeable dye lots and permit initial installation and replacement without regard to the directional orientation of the carpet tiles), cost-efficient installation and maintenance, interactive flexibility, and recycled and recyclable materials. Our i2 line of products, which now comprises more than 30% of our total U.S. modular carpet business, represents a differentiated category of smart, environmentally sensitive and stylish modular carpet, and Entropy has become the fastest growing product in our history. The award-winning design firm David Oakey Designs, Inc. had a pivotal role in developing our i2 product line, and our long-standing exclusive relationship with David Oakey Designs remains vibrant and augments our internal research, development and design staff. Another recent innovation is our patent-pending TacTilestm carpet tile installation system, which uses small squares of adhesive plastic film to connect intersecting carpet tiles, thus eliminating the need for traditional carpet adhesive resulting in a reduction in installation time and waste materials.

Make-to-Order and Global Manufacturing Capabilities.  The success of our modernization and restructuring of operations over the past several years gives us a distinct competitive advantage in meeting two principal requirements of the specified products markets we primarily target — that is, providing custom samples quickly and on-time delivery of customized final products. We also can generate realistic digital samples that allow us to create a virtually unlimited number of new design concepts and distribute them instantly for customer review, while at the same time reducing sampling waste. Approximately 85% of our modular carpet products in the United States and Asia-Pacific markets are now made-to-order and we are increasing our made-to-order production in Europe as well. Our make-to-order capabilities not only enhance our marketing and sales, they significantly improve our inventory turns. Our global manufacturing capabilities in modular carpet production are an important component of this strength, and give us an advantage in serving the needs of multinational corporate customers that require products and services at various locations around the world. Our manufacturing locations across four continents enable us to compete effectively with local producers in our international markets, while giving international customers more favorable delivery times and freight costs.

Recognized Global Leadership in Ecological Sustainability.  Our long-standing goal and commitment to be ecologically “sustainable” — that is, the point at which we are no longer a net “taker” from the earth and do no harm to the biosphere — has emerged as a competitive strength for our business and remains a strategic initiative. It now includes Mission Zerotm, our recently launched global branding initiative, which represents our mission to eliminate any negative impact our companies may have on the environment by the year 2020. Our acknowledged leadership position and expertise in this area resonate deeply with many of our customers and prospects around the globe, and provide us a differentiating advantage in competing for business among architects, designers and end users of our products, who increasingly make purchase decisions based on “green” factors. The 2006 Floor Focus survey, which named us the top company among the “Green Leaders” and gave our carpet tile the top honors for “Green Kudos”, found that 74% of such designers consider sustainability an added benefit and 20% consider it a “make or break” issue when deciding what products to recommend or purchase.

Strong Operating Leverage Position.  Our operating leverage, which we define as our ability to realize profit on incremental sales, is strong and allows us to increase earnings at a higher rate than our rate of increase in net sales. Our operating leverage position is primarily a result of (1) the specified, high-end nature and premium positioning of our principal products in the marketplace, and (2) the mix of fixed and variable costs in our manufacturing processes that allows us to increase production of most of our products without significant incremental increases in fixed costs. For example, while net sales from our Modular Carpet segment increased from $442.3 million in 2002 to $646.2 million in 2005, our operating income from that segment increased from $42.0 million (9.5% of net sales) in 2002 to $77.4 million (12.0% of net sales) in 2005.

Experienced and Motivated Management and Sales Force.  An important component of our competitive position is the quality of our management team and its commitment to developing and maintaining an engaged and accountable work force. Our team is highly skilled and dedicated to guiding our overall growth and expansion into our targeted market segments, while maintaining our leadership in traditional markets and our high contribution margins. We utilize an internal marketing and predominantly commissioned sales force of approximately 660 experienced personnel, stationed at over 70 locations in over 30 countries, to market our products and services in person to our customers. We have also developed special features for our incentive compensation and our sales and marketing training programs in order to promote performance and facilitate leadership by our executives in strategic areas.

Our Business Strategy and Principal Initiatives

Our business strategy is (1) to continue to use our leading position in the modular carpet segment and our product design and global make-to-order capabilities as a platform from which to drive acceptance of modular carpet products across industry segments, while maintaining our leadership position in the corporate office market segment, and (2) to return to our historical profit levels in the high-end, designer-oriented sector of the broadloom carpet market and in the interior fabrics market. We will seek to increase revenues and profitability by capitalizing on the above strengths and pursuing the following key strategic initiatives:

Continue to Penetrate Non-Corporate Office Market Segments.  In both our floorcoverings and fabrics businesses, we will continue our focus on product design and marketing and sales efforts on non-corporate office market segments such as government, education, healthcare, hospitality, retail and residential space. We began this initiative as part of our market segmentation strategy in 2001 primarily to reduce our exposure to the more severe economic cyclicality of the corporate office segment, and we have shifted our mix of corporate office versus non-corporate office modular carpet sales in the Americas to 48% and 52%, respectively, for the first six months of 2006 from 64% and 36%, respectively, in fiscal 2001. To implement this strategy, we:

•	introduced specialized product offerings tailored to the unique demands of these segments, including specific designs, functionalities and prices;

•	created special sales teams dedicated to penetrating these segments at a high level, with a focus on specific customer accounts rather than geographic territories; and

•	realigned incentives for our corporate office segment sales force generally in order to encourage their efforts, and where appropriate, to assist our penetration of these other segments.

As part of this strategy, we launched our FLOR and Prince Street House and Home lines of products in 2003 to focus on the approximately $11 billion U.S. residential carpet market segment. These products were specifically created to bring high style modular and broadloom floorcovering to the U.S. residential market. FLOR is offered in over 1,200 Lowe’s stores, many specialty retailers, over the Internet and in a number of major retail catalogs. Through such direct and indirect retailing, FLOR sales have grown dramatically, more than doubling from 2004 to 2005. Prince Street House and Home brings new colors and patterns to the high-end consumer market with a collection of broadloom carpet and rugs sold through hundreds of retail stores and interior designers. Through a new agreement between our FLOR brand and Martha Stewart Living Omnimedia, we expect to further our penetration of the U.S. residential market with a line of Martha Stewart-branded carpet tiles that we anticipate offering in the second half of 2007. Through our Heuga Home division, we have been marketing modular carpet to the residential segment in select international markets since 2003. We plan to increase our focus on such international residential soft floorcovering markets, the size of which we believe to be approximately $2.3 billion in Western Europe alone.

In our fabrics business, we successfully penetrated the automotive fabrics market in the fourth quarter of 2005, receiving our first order for product. We believe this new market for our fabrics products has significant potential for growth and profitability for our U.S. fabrics business.

Penetrate Expanding Geographic Markets for Modular Products.  The popularity of modular carpet continues to increase compared with other floorcovering products across most markets, internationally as well as in the United States. While maintaining our leadership in the corporate office segment, we will continue to build upon our position as the worldwide leader for modular carpet in order to promote sales in all market segments globally. A principal part of our international focus — which utilizes our global marketing capabilities and sales infrastructure — is the significant opportunities in several emerging geographic markets for modular carpet. Some of these markets, such as China, India and Eastern Europe, represent large and growing economies that are essentially new markets for modular carpet products. Others, such as Germany, are established markets that are transitioning to the use of modular products from historically low levels of penetration by modular carpet. Each of these emerging markets represents a significant growth opportunity for our modular carpet business. Our initiative to penetrate these markets will include drawing upon our internationally recognized Heuga brand. For example, we successfully introduced a mid-priced Heuga brand into Asia in 2003, and we plan similar products for other regions while also marketing products based on our i2 line.

Continue to Minimize Expenses and Invest Strategically.  We have steadily trimmed costs from our operations for several years through multiple and sometimes painful initiatives, which has made us leaner today and for the future. Our historical supply chain and other cost containment initiatives have improved our cost structure and yielded the operating efficiencies we sought. While we still seek to minimize our expenses in order to increase profitability, we will also take advantage of strategic opportunities to invest in systems, processes and personnel that can help us grow our business and increase profitability and value.

Sustain Leadership in Product Design and Development.  As discussed above, our leadership position for product design and development is a competitive advantage and key strength, especially in the modular carpet segment, where our i2 products and recent TacTiles installation system have confirmed our position as an innovation leader. We will continue initiatives to sustain and augment that strength, and to capitalize upon it to continue to increase our market share in targeted market segments. Our Mission Zero global branding initiative, which draws upon and promotes our ecological sustainability commitment, is part of those initiatives and includes placing our Mission Zero logo on many of our marketing and merchandising materials distributed throughout the world.

Recent Developments

On October 25, 2006, we announced our unaudited operating results for the quarter and nine months ended October 1, 2006.

Net sales in the 2006 third quarter rose 11.0% to $270.6 million from $243.9 million in the year ago period. As previously announced, we sold our European fabrics business during the 2006 second quarter. Excluding sales from this business in both periods, our net sales for the 2006 third quarter were $270.6 million, a 18.4% increase compared with $228.5 million in the third quarter of 2005. We increased our net sales in the nine months ended October 1, 2006, by 7.6% to $779.9 million from $725.2 million in the year ago period. Excluding sales from our divested European fabrics business in both periods, our net sales for the nine-month period were $762.6 million, a 12.6% increase compared with $677.1 million in the first nine months of 2005.

Operating income for the 2006 third quarter was $25.0 million, versus $20.5 million in the year ago period, an increase of 21.9%. Excluding results from the European fabrics business in both periods, operating income for the third quarter of 2006 was $25.0 million, versus operating income of $19.6 million a year ago, an increase of 27.6%. Operating income for the first nine months of 2006 was $42.8 million, versus operating income of $58.9 million in the first nine months of 2006. Excluding the results of the European fabrics business from both periods and one-time items during the 2006 period (the one-time items in 2006 were a charge for impairment of goodwill of $20.7 million, restructuring charges of $3.3 million, and a loss of $1.7 million on the divestiture of the European fabrics business), operating income in the 2006 nine-month period was $67.4 million, versus $56.5 million a year ago, an increase of 19.3%.

Net income for the 2006 third quarter was $9.1 million, or $0.17 per diluted share, versus net income of $5.1 million, or $0.10 per diluted share in the third quarter a year ago, an increase of 78.4%. For the 2006 nine-month period, we reported a net loss of $2.1 million, or $0.04 per diluted share, versus a net loss of $4.5 million, or $0.08 per diluted share in the 2005 nine-month period. Included in our results for the first nine months of 2006 are an impairment of goodwill of $20.7 million (or $0.39 per diluted share after tax), restructuring charges of $3.3 million (or $0.04 per diluted share after tax), a loss on the divestiture of the European fabrics business of $1.7 million (or $0.03 per diluted share after tax), and other expenses of $0.9 million (or $0.01 per diluted share after tax) for premiums paid in connection with our repurchase of $38.5 million of our 7.30% Senior Notes due 2008. Our results for the first nine months of 2005 included a loss from discontinued operations of $14.7 million (or $0.28 per diluted share after tax), a loss on disposal of discontinued operations of $1.9 million (or $0.03 per diluted share after tax), and a tax charge related to the repatriation of foreign earnings of approximately $1.6 million (or $0.03 per diluted share).

Our order growth during the third quarter reflects a 20% increase over the level for the comparable period in 2005, to $287.0 million from $240.1 million, and is the highest level achieved for any quarter since 2000. Our backlog of unshipped orders (excluding discontinued operations and the divested European fabrics business) was approximately $132.1 million at October 1, 2006, compared with approximately $98.7 million at October 2, 2005.

Between July 2, 2006 and November 6, 2006, we have repurchased $7.7 million of our 7.30% Senior Notes due 2008.

Our reconciliation of the above non-GAAP performance measures to their respective comparable GAAP performance measures (and related discussion of why we use these non-GAAP measures) is provided in our Form 8-K (and filed pursuant to Item 8.01 thereof) dated October 25, 2006, which reconciliation and discussion are incorporated herein by reference. See “Incorporation by Reference”. The reconciliation and discussion are also available on the investor relations portion of our Internet website at http://www.interfaceinc.com.

Interface, Inc., a Georgia corporation, began operations in 1973. Our principal offices are located at 2859 Paces Ferry Road, Suite 2000, Atlanta, Georgia 30339, where our telephone number is (770) 437-6800.

In this prospectus supplement, we use (without the ownership notation after the initial use) several of our trademarks including: Bentley Prince Street®, B&Wtm, Chatham®, Cool Bluetm, Entropy®, Fatigue Fighter®, FLORtm, FR-701®, GlasBac®, GlasBac® Re, Guilford®, Guilford of Maine®, Heuga®, i2tm, Intercell®, InterfaceFLOR®, Intersept®, Mad About Plaidtm, Mission Zerotm, NexStep®, Prince Street House and Hometm, Prosceniumtm, Re:Source®, TacTilestm, TekSolutions® and Terratex®. All brand names or other trademarks appearing in this prospectus supplement are the property of their respective holders.

The Offering

Class A common stock offered	5,000,000	shares

Shares to be outstanding after the offering:

Class A common stock	53,092,710	shares

Class B common stock	6,739,262	shares

	59,831,972	shares

Use of proceeds	We intend to use the net proceeds that we receive from this offering to repay some of our outstanding debt and may use a portion of such proceeds for general corporate purposes.

Nasdaq Global Market symbol	“IFSIA”

The number of shares that will be outstanding after this offering is based on 48,092,710 shares of Class A common stock and 6,739,262 shares of Class B common stock outstanding as of November 3, 2006, and excludes shares issuable upon the exercise of the underwriters’ option to purchase 750,000 additional shares of Class A common stock to cover over-allotments and 1,843,125 shares of common stock (which may be Class A or Class B common stock) reserved for issuance upon the exercise of outstanding stock options granted pursuant to our stock incentive plans.

Summary Financial Data

We derived the summary consolidated financial data presented below from our audited consolidated financial statements and the notes thereto for the years indicated and our unaudited interim consolidated financial statements and the notes thereto for the six-month periods indicated. In our opinion, the unaudited financial information contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for such periods. The results for the six months ended July 2, 2006, may not be indicative of results to be achieved for the entire fiscal year. You should read the summary financial data presented below together with those audited and unaudited consolidated financial statements and the notes thereto, which are included in our Annual Report on Form 10-K for the year ended January 1, 2006, and our Quarterly Report on Form 10-Q for the quarter ended July 2, 2006, respectively, both of which are incorporated by reference into this prospectus supplement.

In addition to other information discussed there, you should note that, in the fourth quarter of 2002, we decided to discontinue the operations related to our U.S. raised access flooring business. Substantially all of the assets related to these operations were sold in the third quarter of 2003. In the third quarter of 2004, we also decided to discontinue the operations related to our Re:Source® dealer businesses, as well as the operations of a small Australian dealer business and a small residential fabrics business. In the second quarter of 2006, we sold our European fabrics business. In connection with the sale, we recorded a pre-tax non-cash charge of $20.7 million for the impairment of goodwill in the first quarter of 2006, and we recorded a $1.7 million loss on that divestiture in the second quarter of 2006. For the first quarter of 2006, the European fabrics business generated revenue of $17.3 million and an operating loss (after the $20.7 million goodwill impairment charge) of $19.6 million. The balances have been adjusted to reflect the discontinued operations of these businesses (but not the European fabrics divestiture).

						As of and For the
	As of and For the Year Ended					Six Months Ended
	December 30,	December 29,	December 28,	January 2,	January 1,	July 3,	July 2,
	2001	2002	2003	2005	2006	2005	2006
	(In thousands, except per share amounts)

Statement of Operations Data:
Net sales	$875,881	$745,317	$766,494	$881,658	$985,766	$481,260	$509,312
Cost of sales	613,859	522,119	543,251	616,297	681,069	332,893	349,163
Operating income(1)	4,494	24,889	31,351	60,742	82,001	38,393	17,771
Income (loss) from continuing operations	(21,769)	(10,605)	(8,012)	6,440	17,966	6,863	(11,176)
Loss from discontinued operations	(14,518)	(21,679)	(16,420)	(58,815)	(14,791)	(14,525)	(27)
Loss on disposal of discontinued operations	—	—	(8,825)	(3,027)	(1,935)	(1,935)	—
Cumulative effect of a change in accounting principle(2)	—	(55,380)	—	—	—	—	—
Net income (loss)	(36,287)	(87,664)	(33,257)	(55,402)	1,240	(9,597)	(11,203)
Income (loss) from continuing operations per common share
Basic	$(0.43)	$(0.21)	$(0.16)	$0.13	$0.35	$0.13	$(0.21)
Diluted	(0.43)	(0.21)	(0.16)	0.12	0.34	0.13	(0.21)
Average Shares Outstanding
Basic	50,099	50,194	50,282	50,682	51,551	51,362	52,995
Diluted	50,099	50,194	50,282	52,171	52,895	52,622	52,995
Statement of Cash Flows Data:
Depreciation and amortization(3)	$40,369	$32,684	$34,141	$33,336	$31,455	$16,194	$15,931
Capital expenditures(4)	26,424	14,022	16,203	15,783	25,478	5,832	16,083

						As of and For the
	As of and For the Year Ended					Six Months Ended
	December 30,	December 29,	December 28,	January 2,	January 1,	July 3,	July 2,
	2001	2002	2003	2005	2006	2005	2006
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$788	$23,557	$2,890	$22,164	$51,312	$22,441	$27,347
Working capital	291,132	275,075	247,725	228,842	209,512	217,076	204,799
Total assets	954,754	852,048	879,670	869,798	838,990	855,348	814,238
Total long-term debt(5)	448,494	445,000	445,000	460,000	458,000	469,824	428,823
Total shareholders’ equity	302,475	224,171	218,733	194,178	172,076	164,149	179,941
Segment Data:
Modular Carpet segment sales	$484,755	$442,287	$473,724	$563,397	$646,213	$317,208	$352,358
Modular Carpet segment operating income	42,797	41,960	45,828	63,888	77,351	37,874	44,309
Modular Carpet segment operating margin	8.8%	9.5%	9.7%	11.3%	12.0%	11.9%	12.6%

(1)	Includes a $3.3 million restructuring charge and a $20.7 million goodwill impairment charge in the six months ended July 2, 2006, and includes restructuring charges of $6.2 million, $22.5 million, and $54.6 million in years 2003, 2002, and 2001, respectively. We initiated three separate restructuring plans during 2002, 2001 and 2000. The 2003 charge was recognized with respect to the restructuring plan initiated in 2002. For further analysis of these restructuring plans and charges, see “Notes to Consolidated Financial Statements — Restructuring Charges”, which are included in our Annual Report on Form 10-K for the year ended January 1, 2006 and “Notes to Consolidated Condensed Financial Statements — Restructuring”, which are included in our Quarterly Report on Form 10-Q for the quarter ended July 2, 2006, respectively, both of which are incorporated by reference into this prospectus supplement.

(2)	In 2002, we recognized an impairment charge of $55.4 million (after-tax) related to our adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”. For more information, see “Notes to Consolidated Financial Statements — Summary of Significant Accounting Policies”, which are included in our Annual Report on Form 10-K for the year ended January 1, 2006, which is incorporated by reference into this prospectus supplement.

(3)	We ceased amortization of goodwill with the adoption of SFAS No. 142 “Goodwill and Other Intangible Assets” effective December 31, 2001.

(4)	Includes property and equipment obtained in acquisitions of businesses.

(5)	Total long-term debt does not include debt related to receivables sold under our receivables securitization program, which was terminated in June 2003. As of December 30, 2001, and December 29, 2002, we had sold receivables of $34.0 million and $30.0 million, respectively.

RISK FACTORS

You should carefully consider the following factors, in addition to the other information included in this prospectus supplement, before making an investment in our securities. Any or all of the risk factors could have a material adverse effect on our business, financial condition, results of operation and prospects.

We compete with a large number of manufacturers in the highly competitive commercial floorcovering products market, and some of these competitors have greater financial resources than we do.

The commercial floorcovering industry is highly competitive. Globally, we compete for sales of floorcovering products with other carpet manufacturers and manufacturers of other types of floorcovering. Although the industry has experienced significant consolidation, a large number of manufacturers remain in the industry. Some of our competitors, including a number of large diversified domestic and foreign companies who manufacture modular carpet as one segment of their business, have greater financial resources than we do.

Sales of our principal products have been and may continue to be affected by adverse economic cycles in the renovation and construction of commercial and institutional buildings.

Sales of our principal products are related to the renovation and construction of commercial and institutional buildings. This activity is cyclical and has been affected by the strength of a country’s or region’s general economy, prevailing interest rates and other factors that lead to cost control measures by businesses and other users of commercial or institutional space. The effects of cyclicality upon the corporate office segment tend to be more pronounced than the effects upon the institutional segment. Historically, we have generated more sales in the corporate office segment than in any other market. The effects of cyclicality upon the new construction segment of the market also tend to be more pronounced than the effects upon the renovation segment. The adverse cycle during the years 1999 through 2003 significantly lessened the overall demand for commercial interiors products, which adversely affected our business during those years. These effects may recur and could be more pronounced if the global economy does not improve or is further weakened.

Our success depends significantly upon the efforts, abilities and continued service of our senior management executives and our principal design consultant, and our loss of any of them could affect us adversely.

We believe that our success depends to a significant extent upon the efforts and abilities of our senior management executives. In addition, we rely significantly on the leadership that David Oakey of David Oakey Designs provides to our internal design staff. Specifically, David Oakey Designs provides product design/production engineering services to us under an exclusive consulting contract that contains non-competition covenants. Our current agreement with David Oakey Designs extends to April 2011. The loss of any of these key persons could have an adverse impact on our business.

Our substantial international operations are subject to various political, economic and other uncertainties that could adversely affect our business results, including by restrictive taxation or other government regulation and by foreign currency fluctuations.

We have substantial international operations. In fiscal 2005, approximately 43% of our net sales and a significant portion of our production were outside the United States, primarily in Europe and Asia-Pacific. Our corporate strategy includes the expansion and growth of our international business on a worldwide basis. As a result, our operations are subject to various political, economic and other uncertainties, including risks of restrictive taxation policies, changing political conditions and governmental regulations. We also make a substantial portion of our net sales in currencies other than U.S. dollars (approximately 43% of 2005 net sales), which subjects us to the risks inherent in currency translations. The scope and volume of our global operations make it impossible to eliminate completely all foreign currency translation risks as an influence on our financial results.

Large increases in the cost of petroleum-based raw materials could adversely affect us if we are unable to pass these cost increases through to our customers.

Petroleum-based products comprise the predominant portion of the cost of raw materials that we use in manufacturing. While we attempt to match cost increases with corresponding price increases, continued large increases in the cost of petroleum-based raw materials could adversely affect our financial results if we are unable to pass through such price increases to our customers.

Unanticipated termination or interruption of any of our arrangements with our primary third-party suppliers of synthetic fiber could have a material adverse effect on us.

Invista Inc., a subsidiary of Koch Industries, Inc., currently supplies approximately 46% of our requirements for synthetic fiber (nylon), which is the principal raw material that we use in our carpet products. In addition, other of our businesses have a high degree of dependence on their third party suppliers of synthetic fiber for certain products or markets. The unanticipated termination or interruption of any of our supply arrangements with our current suppliers could have a material adverse effect on us because of the cost and delay associated with shifting more business to another supplier. We do not have a long-term supply agreement with Invista.

We have a significant amount of indebtedness, which could have important negative consequences to us.

Our substantial indebtedness could have important negative consequences to us, including:

•	making it more difficult for us to satisfy our obligations with respect to such indebtedness;

•	increasing our vulnerability to adverse general economic and industry conditions;

•	limiting our ability to obtain additional financing to fund capital expenditures, acquisitions or other growth initiatives, and other general corporate requirements;

•	requiring us to dedicate a substantial portion of our cash flow from operations to interest and principal payments on our indebtedness, thereby reducing the availability of our cash flow to fund capital expenditures, acquisitions or other growth initiatives, or other general corporate purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	placing us at a competitive disadvantage compared to our less leveraged competitors; and

•	limiting our ability to refinance our existing indebtedness as it matures.

The market price of our common stock has been volatile and may continue to be volatile after the offering, and the value of your investment may decline.

The market price of our Class A common stock has been volatile in the past and may continue to be volatile after the offering. Such volatility may cause precipitous drops in the price of our Class A common stock on the Nasdaq Global Market and may cause your investment in our common stock to lose significant value. As a general matter, market price volatility has had a significant effect on the market values of securities issued by many companies for reasons unrelated to their operating performance. Therefore, we cannot predict the market price for our common stock after the offering.

Our earnings in a future period could be adversely affected by non-cash adjustments to goodwill, if a future test of goodwill assets indicates a material impairment of those assets.

As prescribed by Statement of Financial Accounting Standards No. 142, we undertake an annual review of the goodwill asset balance reflected in our financial statements. Our review is conducted during the fourth quarter of the year, unless there has been a triggering event prescribed by applicable accounting rules that warrants an earlier interim testing for possible goodwill impairment. In the past, we have had non-cash adjustments for goodwill impairment as a result of such testings ($20.7 million in 2006,

$29.0 million in 2004 and $55.4 million in 2002). A future goodwill impairment test may result in a future non-cash adjustment, which could adversely affect our earnings for any such future period.

Our Chairman, together with other insiders, currently has sufficient voting power to elect a majority of our Board of Directors.

Our Chairman, Ray C. Anderson, beneficially owns approximately 52% of our outstanding Class B common stock. The holders of the Class B common stock are entitled, as a class, to elect a majority of our Board of Directors. Therefore, Mr. Anderson, together with other insiders, has sufficient voting power to elect a majority of the Board of Directors. On all other matters submitted to the shareholders for a vote, the holders of the Class B common stock generally vote together as a single class with the holders of the Class A common stock. Mr. Anderson’s beneficial ownership of the outstanding Class A and Class B common stock combined is approximately 7%.

Our Rights Agreement could discourage tender offers or other transactions for our stock that could result in shareholders receiving a premium over the market price for our stock.

Our Board of Directors adopted a Rights Agreement in 1998 pursuant to which holders of our common stock will be entitled to purchase from us a fraction of a share of our Series B Participating Cumulative Preferred Stock if a third party acquires beneficial ownership of 15% or more of our common stock without our consent. In addition, the holders of our common stock will be entitled to purchase the stock of an Acquiring Person (as defined in the Rights Agreement) at a discount upon the occurrence of triggering events. These provisions of the Rights Agreement could have the effect of discouraging tender offers or other transactions that could result in shareholders receiving a premium over the market price for our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus supplement (and other documents to which it refers) contains statements about future events and expectations which are characterized as forward-looking statements. Words such as “may”, “could”, “would”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “objectives”, “seek”, “strive”, negatives of these words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on management’s beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to our management. They are expressions based on historical fact, but do not guarantee future performance. Forward-looking statements involve risks, uncertainties and assumptions and certain other factors that may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Factors that could contribute to these differences include those discussed in “Risk Factors” and in other sections of this prospectus supplement. We qualify any forward-looking statements entirely by these cautionary factors.

We believe these forward-looking statements are reasonable, but we caution that you should not place undue reliance on these forward-looking statements, because our future results and shareholder values may differ materially from those expressed or implied by these forward-looking statements. We do not intend to update any forward-looking statement, whether written or oral, relating to the matters discussed in this prospectus supplement.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of our Class A common stock in this offering will be approximately $68.5 million, based on the public offering price of $14.65 per share, after deducting the underwriting discount and our estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $78.9 million.

We currently intend to use the net proceeds from this offering to repurchase a portion of our outstanding 7.30% Senior Notes due 2008, 10.375% Senior Notes due 2010 or 9 1/2% Senior Subordinated Notes due 2014. Such repurchases may be made within the next 12 months as we seek to take advantage of favorable buying opportunities in the market. Considering the maturity date and current market price of the 7.30% Senior Notes and other factors, we currently expect to repurchase a portion of the 7.30% Senior Notes prior to making repurchases of the other series. However, we will continue to monitor the market prices for all series and may adjust our repurchase strategy as market conditions change and applicable restrictions permit. Prior to making any repurchases, however, we will apply the net proceeds from this offering to repay all or a portion of our outstanding indebtedness under our $125 million revolving credit facility. We may later reborrow amounts under the revolving credit facility in order to make the repurchases of the debt securities described above.

Pending the above ultimate use of the net proceeds, we intend to invest the funds in short-term, interest-bearing investment grade or government securities. Our management will retain broad discretion in the use of net proceeds of this offering, and we may use some or all of the net proceeds for general corporate purposes, if management believes market conditions or other factors make it imprudent to implement our current intention to repurchase outstanding debt securities.

At October 1, 2006, there was $109.5 million principal amount outstanding of our 7.30% Senior Notes due 2008, $175.0 million principal amount outstanding of our 10.375% Senior Notes due 2010 and $135.0 million 9 1/2% principal amount outstanding of our Senior Subordinated Notes due 2014. At that date, there was $21.5 outstanding under our revolving credit facility, which matures on June 30, 2011, bearing interest at varying rates related to LIBOR or the prime interest rate (which rate on that date was 7.59% on a weighted average basis).

PRICE RANGE OF OUR COMMON STOCK

Our Class A common stock is traded on the Nasdaq Global Market under the symbol “IFSIA”. Our Class B common stock is not publicly traded but is convertible into Class A common stock on a one-for-one basis. The following table sets forth for the periods indicated the high and low sales prices of our Class A common stock on the Nasdaq Global Market. No dividends were paid on common stock for the periods indicated.

	High	Low

2004
First Quarter	$8.63	$5.82
Second Quarter	9.35	5.90
Third Quarter	8.76	6.87
Fourth Quarter	10.84	7.41
2005
First Quarter	$10.04	$6.35
Second Quarter	8.37	5.70
Third Quarter	10.65	7.60
Fourth Quarter	9.02	7.51
2006
First Quarter	$14.31	$8.05
Second Quarter	15.70	9.89
Third Quarter	13.83	10.12
Fourth Quarter (through November 6, 2006)	15.05	12.31

The last sale price of the Class A common stock on November 6, 2006, was $14.79, as reported by the Nasdaq Global Market. As of November 3, 2006, we had 763 holders of record of our Class A common stock and 74 holders of record of our Class B common stock. We believe that there are in excess of 4,000 beneficial holders of our Class A common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of July 2, 2006, on an actual basis and as adjusted (1) to reflect actual interim borrowing and debt securities repurchase transactions, and (2) to give effect to the issuance of the common stock offered hereby, at the offering price of $14.65 per share, and our application of the estimated net proceeds from this offering, assuming no exercise of the underwriters’ over-allotment option. You should read this table in conjunction with the information contained in our consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended January 1, 2006 and our Quarterly Report on Form 10-Q for the quarter ended July 2, 2006, both of which are incorporated by reference into this prospectus supplement.

	As of July 2, 2006
		Interim Debt
	Actual	Transactions(1)	As Adjusted(2)
	(In thousands)

Cash and cash equivalents	$27,347	$27,347	$27,347

Long-term debt (including current maturities):
Revolving credit facility(3)	$1,573	$11,787	$—
7.30% Senior Notes due 2008	117,250	109,500	52,749
10.375% Senior Notes due 2010	175,000	175,000	175,000
9 1/2% Senior Subordinated Notes due 2014	135,000	135,000	135,000

Total long-term debt	428,823	431,287	362,749

Minority interest	4,869	4,869	4,869
Total shareholders’ equity	179,941	179,941	248,479

Total capitalization	$613,633	$616,097	$616,097

(1)	Between July 2, 2006 and November 6, 2006, we borrowed an additional net aggregate of $10.2 million under our revolving credit facility and we repurchased $7.7 million of our 7.30% Senior Notes due 2008. All other amounts remain as reported at July 2, 2006.

(2)	Reflects the borrowing and debt securities repurchase transactions discussed in note (1) and assumes we apply all of the net proceeds to repay the resulting outstanding balance under our revolving credit facility, and to repurchase (without the payment of any premium) a portion of our 7.30% Senior Notes due 2008. As described under “Use of Proceeds”, depending on market conditions and other factors, management may instead repurchase a portion of our 10.375% Senior Notes due 2010 or our 9 1/2% Senior Subordinated Notes due 2014, or may use net proceeds for general corporate purposes, if management determines that it is prudent to do so.

(3)	Our maximum borrowing capacity under the revolving credit facility is $125 million. As of July 2, 2006, we had approximately $91.8 million of borrowing availability under the facility based on the borrowing base. As of July 2, 2006, we had approximately $1.6 million in borrowings and $11.4 million in letters of credit outstanding under the revolving credit facility. As a result of our post-July 2 transactions under the facility, at November 6, 2006, there was approximately $11.8 million in borrowings and $10.4 million in letters of credit outstanding under the revolving credit facility.

SELECTED FINANCIAL DATA

We derived the summary consolidated financial data presented below from our audited consolidated financial statements and the notes thereto for the years indicated and our unaudited interim consolidated financial statements and the notes thereto for the six-month periods indicated. In our opinion, the unaudited financial information contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for such periods. The results for the six months ended July 2, 2006, may not be indicative of results to be achieved for the entire fiscal year. You should read the summary financial data presented below together with those audited and unaudited consolidated financial statements and the notes thereto, which are included in our Annual Report on Form 10-K for the year ended January 1, 2006, and our Quarterly Report on Form 10-Q for the quarter ended July 2, 2006, respectively, both of which are incorporated by reference into this prospectus supplement.

In addition to other information discussed there, you should note that, in the fourth quarter of 2002, we decided to discontinue the operations related to our U.S. raised access flooring business. Substantially all of the assets related to these operations were sold in the third quarter of 2003. In the third quarter of 2004, we also decided to discontinue the operations related to our Re:Source dealer businesses, as well as the operations of a small Australian dealer business and a small residential fabrics business. In the second quarter of 2006, we sold our European fabrics business. In connection with the sale, we recorded a pre-tax non-cash charge of $20.7 million for the impairment of goodwill in the first quarter of 2006, and we recorded a $1.7 million loss on that divestiture in the second quarter of 2006. For the first quarter of 2006, the European fabrics business generated revenue of $17.3 million and an operating loss (after the $20.7 million goodwill impairment charge) of $19.6 million. The balances have been adjusted to reflect the discontinued operations of these businesses (but not the European fabrics divestiture).

						As of and For the
	As of and For the Year Ended					Six Months Ended
	December 30,	December 29,	December 28,	January 2,	January 1,	July 3,	July 2,
	2001	2002	2003	2005	2006	2005	2006
	(In thousands, except per share amounts)

Statement of Operations Data:
Net sales	$875,881	$745,317	$766,494	$881,658	$985,766	$481,260	$509,312
Cost of sales	613,859	522,119	543,251	616,297	681,069	332,893	349,163
Operating income(1)	4,494	24,889	31,351	60,742	82,001	38,393	17,771
Income (loss) from continuing operations	(21,769)	(10,605)	(8,012)	6,440	17,966	6,863	(11,176)
Loss from discontinued operations	(14,518)	(21,679)	(16,420)	(58,815)	(14,791)	(14,525)	(27)
Loss on disposal of discontinued operations	—	—	(8,825)	(3,027)	(1,935)	(1,935)	—
Cumulative effect of a change in accounting principle(2)	—	(55,380)	—	—	—	—	—
Net income (loss)	(36,287)	(87,664)	(33,257)	(55,402)	1,240	(9,597)	(11,203)
Income (loss) from continuing operations per common share
Basic	$(0.43)	$(0.21)	$(0.16)	$0.13	$0.35	$0.13	$(0.21)
Diluted	(0.43)	(0.21)	(0.16)	0.12	0.34	0.13	(0.21)
Average Shares Outstanding
Basic	50,099	50,194	50,282	50,682	51,551	51,362	52,995
Diluted	50,099	50,194	50,282	52,171	52,895	52,622	52,995
Statement of Cash Flows Data:
Depreciation and amortization(3)	$40,369	$32,684	$34,141	$33,336	$31,455	$16,194	$15,931
Capital expenditures(4)	26,424	14,022	16,203	15,783	25,478	5,832	16,083

						As of and For the
	As of and For the Year Ended					Six Months Ended
	December 30,	December 29,	December 28,	January 2,	January 1,	July 3,	July 2,
	2001	2002	2003	2005	2006	2005	2006
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$788	$23,557	$2,890	$22,164	$51,312	$22,441	$27,347
Working capital	291,132	275,075	247,725	228,842	209,512	217,076	204,799
Total assets	954,754	852,048	879,670	869,798	838,990	855,348	814,238
Total long-term debt(5)	448,494	445,000	445,000	460,000	458,000	469,824	428,823
Total shareholders’ equity	302,475	224,171	218,733	194,178	172,076	164,149	179,941
Segment Data:
Modular Carpet segment sales	$484,755	$442,287	$473,724	$563,397	$646,213	$317,208	$352,358
Modular Carpet segment operating income	42,797	41,960	45,828	63,888	77,351	37,874	44,309
Modular Carpet segment operating margin	8.8%	9.5%	9.7%	11.3%	12.0%	11.9%	12.6%

(1)	Includes a $3.3 million restructuring charge and a $20.7 million goodwill impairment charge in the six months ended July 2, 2006, and includes restructuring charges of $6.2 million, $22.5 million, and $54.6 million in years 2003, 2002, and 2001, respectively. We initiated three separate restructuring plans during 2002, 2001 and 2000. The 2003 charge was recognized with respect to the restructuring plan initiated in 2002. For further analysis of these restructuring plans and charges, see “Notes to Consolidated Financial Statements — Restructuring Charges”, which are included in our Annual Report on Form 10-K for the year ended January 1, 2006, and “Notes to Consolidated Condensed Financial Statements — Restructuring”, which are included in our Quarterly Report on Form 10-Q for the quarter ended July 2, 2006, respectively, both of which are incorporated by reference into this prospectus supplement.

(2)	In 2002, we recognized an impairment charge of $55.4 million (after-tax) related to our adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”. For more information, see “Notes to Consolidated Financial Statements — Summary of Significant Accounting Policies”, which are included in our Annual Report on Form 10-K for the year ended January 1, 2006, which is incorporated by reference into this prospectus supplement.

(3)	We ceased amortization of goodwill with the adoption of SFAS No. 142 “Goodwill and Other Intangible Assets” effective December 31, 2001.

(4)	Includes property and equipment obtained in acquisitions of businesses.

(5)	Total long-term debt does not include debt related to receivables sold under our receivables securitization program, which was terminated in June 2003. As of December 30, 2001, and December 29, 2002, we had sold receivables of $34.0 million and $30.0 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Our revenues are derived from sales of floorcovering products (primarily modular and broadloom carpet), interior fabrics and other specialty products. Our commercial interiors business, as well as the commercial interiors industry in general, is cyclical in nature and is impacted by economic conditions and trends that affect the markets for commercial and institutional business space. The commercial interiors industry is largely driven by reinvestment by corporations into their existing businesses in the form of new fixtures and furnishings for their workplaces. In significant part, the timing and amount of such reinvestments are impacted by the profitability of those corporations. As a result, macroeconomic factors such as employment rates, office vacancy rates, capital spending, productivity and efficiency gains that impact corporate profitability in general, also affect our businesses.

During the past several years, we have successfully focused more of our marketing and sales efforts on non-corporate office segments to reduce somewhat our exposure to economic cycles that affect the corporate office market segment more adversely, as well as to capture additional market share. Our mix of corporate office versus non-corporate office modular carpet sales in the Americas has shifted over the past several years to 48% and 52%, respectively, for the first six months of 2006 compared with 64% and 36%, respectively, in 2001. We expect a further shift in the future as we continue to implement our segmentation strategy.

During the years 1999 through 2003 (except for a modest rebound during the latter portion of 2000), the commercial interiors industry as a whole, and the broadloom carpet market in particular, experienced decreased demand levels. The general downturn in the domestic and international economy that characterized most of 2001, 2002 and 2003 further adversely affected the commercial interiors industry, especially in the U.S. corporate office market segment. These conditions significantly impaired our growth and operating profitability during those years. During 2004, and particularly in the second half of the year, the commercial interiors industry began recovering from the downturn, which led to improved sales and operating profitability for us. That recovery continued at a gradual pace throughout 2005 and the first half of 2006.

Repatriation of Earnings of Foreign Subsidiaries

Pursuant to the provisions of the American Jobs Creation Act of 2004, we repatriated an aggregate of $35.9 million of earnings from foreign subsidiaries during 2005 in order to take advantage of a special opportunity to repatriate the funds at a substantially reduced tax rate. Consequently, we recorded aggregate tax charges of $3.4 million, or $0.06 per diluted share, during 2005 related to the repatriation.

Discontinued Operations

Re:Source Dealer Businesses

During the years leading up to 2004, our owned Re:Source dealer businesses, which were part of a broader network comprised of both owned and aligned dealers that sell and install floorcovering products, experienced decreased sales volumes and intense pricing pressure, primarily as a result of the economic downturn in the commercial interiors industry. As a result, in 2004, we decided to exit our owned Re:Source dealer businesses and began to dispose of several of our dealer subsidiaries. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we have reported the results of operations for the owned Re:Source dealer businesses (as well as the results of operations of a small Australian dealer business and a small residential fabrics business that we also decided to exit), for all periods reflected herein, as “discontinued operations”. Consequently, our discussion of revenues or sales and other results of operations (except for net income or loss amounts), including percentages derived from or based on such amounts, excludes these discontinued operations unless we indicate otherwise.

In the third quarter of 2005, we completed the last in a series of nine transactions by which we sold nine of our owned Re:Source dealer businesses. The nine dealer businesses sold were part of the fifteen Re:Source dealer businesses that we owned at the time our plan to exit the owned dealer businesses was announced in 2004. Eight of the nine businesses were sold to either the general managers of the respective businesses or an entity in which the general manager participated, and the other business was sold to our “aligned”, but not owned, dealer in the relevant geographic region. The aggregate net consideration we received in connection with the sales was $9.7 million plus the purchasers’ assumption of various liabilities and obligations. Of that dollar amount, an aggregate of $7.5 million was paid in cash at the closings, with the remainder of $2.2 million payable pursuant to promissory notes at interest rates ranging from prime to 12% and with maturities ranging from one to three years. We have terminated all ongoing operations of the other six owned dealer businesses, and in some cases we are completing their wind-down through subcontracting arrangements. In the first quarter of 2006, we sold certain assets relating to our aligned dealer network, and we are discontinuing its operations as well. During the first six months of 2005, we recorded a loss of $1.9 million ($1.6 million of which was recorded during the second quarter of 2005) in connection with the disposal of certain of these businesses.

These discontinued operations had net sales of $1.5 million and $9.4 million in the three-month periods ended July 2, 2006, and July 3, 2005, respectively, and had net sales of $2.0 million and $26.7 million in the six-month periods ended July 2, 2006, and July 3, 2005, respectively (these results are included in our statements of operations as part of the “Loss from Discontinued Operations, Net of Taxes”). Loss on operations of these businesses, net of tax, was $0.0 million and $6.8 million in the three-month periods ended July 2, 2006, and July 3, 2005, respectively, and $0.0 million and $11.1 million in the six-month periods ended July 2, 2006, and July 3, 2005, respectively. We recorded a $3.5 million write-down ($3.0 million of which was recorded during the second quarter of 2005), net of taxes, for the impairment of assets during the first six months of 2005, to adjust the carrying value of the assets of these businesses to their net realizable value.

U.S. Raised/Access Flooring Business

In the fourth quarter of 2002, we decided to discontinue our operation of our U.S. raised/access flooring business, which had experienced a significant decline in demand, primarily due to decreased spending by technology companies. We completed the sale of substantially all of its assets to a third party in September 2003. We have reported the results of operations for the U.S. raised/access flooring business, for all periods reflected herein, as discontinued operations. As a result, our discussion of revenues or sales and other results of operations (except for net income or loss amounts), including percentages derived from or based on such amounts, excludes the results of our U.S. raised/access flooring business unless we indicate otherwise.

Our U.S. raised/access flooring business represented revenues of $13.6 million in year 2003 (these results are included in our consolidated statements of operations as part of “Loss from Discontinued Operations, Net of Tax”). Loss from operations of that business, net of tax, was $3.9 million in year 2003. In addition, in the third quarter of 2003, we recorded an after-tax loss of $8.8 million in connection with disposition of the assets. These discontinued operations had no impact in 2005 or 2004.

Impact of Strategic Restructuring Initiatives

We recorded a pre-tax restructuring charge of $3.3 million in the first quarter of 2006. The charge reflected: (1) the closure of our fabrics manufacturing facility in East Douglas, Massachusetts, and consolidation of those operations into our facility in Elkin, North Carolina; (2) workforce reduction at the East Douglas, Massachusetts facility; and (3) a reduction in carrying value of another fabrics facility and other assets. The restructuring charge was comprised of $0.3 million of cash expenditures for severance benefits and other similar costs, and $3.0 million of non-cash charges, primarily for the write-down of carrying value and disposal of assets. These restructuring activities are expected to reduce excess capacity in our fabrics dyeing and finishing operations and improve overall manufacturing efficiency, and are expected to be substantially completed by the end of 2006. We believe the restructuring will yield cost savings of approximately $2.0 million in 2006, and $3.6 million annually thereafter.

We incurred a pre-tax restructuring charge in 2003 of $6.2 million, as we implemented various initiatives to reduce our operating costs and strengthen our ability to generate free cash flow. No restructuring charges were incurred during 2005 or 2004. The 2003 restructuring charge reflected:

•	continuation of the consolidation and rationalization commenced in 2002 with respect to our fabrics manufacturing facilities in Aberdeen, North Carolina; East Douglas, Massachusetts; and Great Harwood, England; and

•	a reduction in force and consolidation of our corporate research and development operation.

The charge was comprised of $4.5 million of cash expenditures for severance benefits and other costs, and $1.7 million of non-cash charges, primarily for the write-down of the carrying value and disposal of certain assets. These initiatives are producing the strategic results we targeted, in that we have reduced our cost structure and have strengthened our cash flow position.

Further discussion about the restructuring charges appears in the “Notes to Consolidated Financial Statements” contained in our Annual Report on Form 10-K for the year ended January 1, 2006, and “Notes to Consolidated Condensed Financial Statements” contained in our Quarterly Report on Form 10-Q for the three months ending July 2, 2006, both of which are incorporated by reference into this prospectus supplement.

Goodwill Impairment Write-Down

In April 2006, subsequent to the end of the first quarter of 2006, we sold our European fabrics business (Camborne Holdings Limited) for approximately $28.8 million to an entity formed by the business management team. In connection with the sale, we recorded a pre-tax non-cash charge of $20.7 million for the impairment of goodwill in the first quarter of 2006, and we recorded a $1.7 million loss on disposal of the business in the second quarter of 2006. For the first quarter of 2006, the European fabrics business generated revenue of $17.3 million and operating loss (after the $20.7 million goodwill impairment charge) of $19.6 million.

During the fourth quarters of each of the years 2003 to 2005, we performed the annual goodwill impairment tests required by SFAS No. 142, “Goodwill and Other Intangible Assets”. In effecting the impairment testing, we used an outside consultant to help prepare valuations of reporting units in accordance with the applicable standards, and those valuations were compared with the respective book values of the reporting units to determine whether any goodwill impairment existed. In preparing the valuations, past, present and future expectations of performance were considered. No impairment was indicated in our continuing operations during these years. However, an after-tax impairment charge of $29.0 million was recorded in fiscal year 2004 related to our discontinued Re:Source dealer businesses.

Results of Operations

The following discussion and analyses reflect the factors and trends discussed in the preceding sections. In addition, we believe our performance during 2003 and (to some extent) 2004 reflects the unprecedented downturn experienced by the commercial interiors industry in general during that time, which we discuss elsewhere.

During the six months ended July 2, 2006, we had net sales of $509.3 million, compared with net sales of $481.3 million in the first six months of last year.

During the second quarter of 2006, after the loss on disposal of our European fabrics business described below, we had net income of $5.9 million, or $0.11 per diluted share, compared with a net loss of $7.4 million, or $0.14 per diluted share, in the second quarter of 2005. The 2005 second quarter results included a loss from discontinued operations (net of tax) of $9.8 million, or $0.19 per diluted share, and a loss on disposal of discontinued operations (net of tax) of $1.6 million, or $0.03 per diluted share.

During the first six months of 2006, the goodwill impairment, restructuring charge and European fabrics disposal loss described below led to our net loss of $11.2 million, or $0.21 per diluted share, compared with a net loss of $9.6 million, or $0.18 per diluted share, in the comparable period last year. Our net loss for the first six months of 2005 included a loss from discontinued operations (net of tax) of $14.5 million, or $0.28 per diluted share, and a loss on disposal of discontinued operations (net of tax) of $1.9 million, or $0.03 per diluted share.

At July 2, 2006, we recognized an $11.5 million decrease in our foreign currency translation adjustment account compared to January 1, 2006, primarily because of the strengthening of the U.S. dollar against the euro.

Our net sales that were denominated in currencies other than the U.S. dollar were approximately 43% in year 2005 and approximately 36% in each of years 2004 and 2003. Because we have such substantial international operations, we are impacted, from time to time, by international developments that affect foreign currency transactions. For example, the performance of the euro against the U.S. dollar, for purposes of the translation of European revenues into U.S. dollars, favorably affected our reported results in 2003 and 2004, when the euro was strengthening relative to the U.S. dollar. In 2005, however, when the euro weakened relative to the U.S. dollar, the translation of European revenues into U.S. dollars adversely affected our reported results. The following table presents the amount (in U.S. dollars) by which the exchange rates for converting euros into U.S. dollars have affected our net sales and operating income during the periods indicated:

	Six Months Ended		Fiscal Year
	7/2/06	7/3/05	2005	2004	2003
	(In millions)

Net Sales	$(5.6)	$5.2	$(0.3)	$21.9	$36.6
Operating Income	(0.5)	0.3	(0.1)	1.4	1.5

All amounts above for all periods exclude our discontinued operations, primarily comprised of our U.S. raised/access flooring business (which we sold in September 2003) and our owned Re:Source dealer businesses (which we exited during 2004-2005).

The following table presents, as a percentage of net sales, certain items included in our Consolidated Statements of Operations for the periods indicated:

	Six Months Ended		Fiscal Year
	7/2/06	7/3/05	2005	2004	2003

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	68.6	69.2	69.1	69.9	70.9

Gross profit on sales	31.4	30.8	30.9	30.1	29.1
Selling, general and administrative expenses	22.9	22.9	22.6	23.2	24.2
Impairment of goodwill	4.1	—	—	—	—
Restructuring charges	0.6	—	—	—	0.8
Loss on disposal — European fabrics	0.3	—	—	—	—

Operating income	3.5	8.0	8.3	6.9	4.1
Interest/Other expense	4.6	5.0	4.7	5.7	5.7

Income (loss) from continuing operations before tax	(1.1)	3.0	3.6	1.2	(1.6)
Income tax expense (benefit)	1.1	1.6	1.8	0.5	(0.6)

Income (loss) from continuing operations	(2.2)	1.4	1.8	0.7	(1.0)
Discontinued operations, net of tax	—	(3.0)	(1.5)	(6.7)	(2.1)
Loss on disposal	—	(0.4)	(0.2)	(0.3)	(1.2)

Net income (loss)	(2.2)	(2.0)	0.1	(6.3)	(4.3)

Below, we provide information regarding net sales for each of our four operating segments, and analyze those results for each of the last three fiscal years and for the six months ended July 3, 2005, and July 2, 2006, respectively. Fiscal year 2004 was a 53-week period, while fiscal years 2005 and 2003 were 52-week periods. The 53 weeks in 2004 versus the 52 weeks in 2005 and 2003 are a factor in certain of the comparisons reflected below.

Net Sales by Business Segment

We currently classify our businesses into the following four operating segments for reporting purposes:

•	Modular Carpet segment, which includes our InterfaceFLOR, Heuga and FLOR modular carpet businesses, and also includes our Intersept antimicrobial chemical sales and licensing program;

•	Bentley Prince Street segment, which includes our Bentley Prince Street broadloom, modular carpet and area rug businesses;

•	Fabrics Group segment, which includes all of our fabrics businesses worldwide; and

•	Specialty Products segment, which includes our subsidiary Pandel, Inc., a producer of vinyl carpet tile backing and specialty mat and foam products.

Net sales by operating segment and for our company as a whole were as follows for the three-month and six-month periods ended July 2, 2006, and July 3, 2005, respectively:

	Three Months Ended		Percentage	Six Months Ended		Percentage
Net Sales By Segment	7/2/06	7/3/05	Change	7/2/06	7/3/05	Change
	(In thousands)			(In thousands)

Modular Carpet	$186,475	$163,681	13.9%	$352,358	$317,208	11.1%
Bentley Prince Street	33,932	29,468	15.1%	63,032	57,530	9.6%
Fabrics Group	35,494	49,545	(28.4)%	87,994	98,007	(10.2)%
Specialty Products	2,777	3,851	(27.9)%	5,928	8,515	(30.4)%

Total	$258,678	$246,545	4.9%	$509,312	$481,260	5.8%

Net sales by operating segment and for our company as a whole were as follows for the 2005, 2004 and 2003 fiscal years:

				Percentage Change
	Fiscal Year			2005 Compared	2004 Compared
Net Sales By Segment	2005	2004	2003	with 2004	with 2003
	(In thousands)

Modular Carpet	$646,213	$563,397	$473,724	14.7%	18.9%
Bentley Prince Street	125,167	119,058	109,940	5.1%	8.3%
Fabrics Group	198,842	186,408	173,539	6.7%	7.4%
Specialty Products	15,544	12,795	9,291	21.5%	37.7%

Total	$985,766	$881,658	$766,494	11.8%	15.0%

Modular Carpet Segment.  For the three-month period ended July 2, 2006, net sales for the Modular Carpet segment increased $22.8 million (13.9%) versus the comparable period in 2005. For the six-month period ended July 2, 2006, net sales for the Modular Carpet segment increased $35.2 million (11.1%) versus the comparable period in 2005. On a geographic basis, we experienced significant increases in net sales in Europe and Asia-Pacific for both the three-month period (up 13.9% (in local currency) and 13.6%, respectively) and six-month period (up 13.3% (in local currency) and 10.2%, respectively) ended July 2, 2006, versus the comparable periods in 2005. We also saw significant increases during these periods in our sales into the institutional (education and government), hospitality and residential market segments, which we attribute to our focus on those market segments, among others, as part of our strategy to increase product sales in non-corporate office market segments.

For 2005, net sales for the worldwide Modular Carpet segment increased $82.8 million (14.7%) versus 2004. The weighted average selling price per square yard in 2005 was up 4.6% compared with 2004, primarily due to our passing through to customers increases in our cost of petroleum-based raw materials. On a geographic basis, we experienced increases in net sales in the Americas, Europe and Asia-Pacific, which were up 18%, 6% and 21%, respectively. In the Americas, we saw significant increases in our sales into the hospitality (43% increase), retail (27% increase), and corporate office (17% increase) market segments. Sales growth in Europe is attributable primarily to our gaining market share from competitors in an otherwise down geographic market. Sales growth in Asia-Pacific is attributable in large part to a relatively good economic climate in that region.

For 2004, net sales for the Modular Carpet segment increased $89.7 million (18.9%) versus 2003. The weighted average selling price per square yard in 2004 was up 4.4% compared with 2003, primarily due to our passing through to customers increases in our cost of petroleum-based raw materials. On a geographic basis, we experienced robust increases in net sales in the Americas and Asia-Pacific. Net sales in the European portion of the business were up slightly in local currency terms; however, the translation of European revenues into U.S. dollars favorably affected us and translated into a 10.5% increase in net sales for this portion of the business versus 2003. We believe our Modular Carpet business in North America continued to gain market share from floorcovering competition. We also saw significant increases in our sales into the retail (39% increase), institutional (37% increase) and healthcare (14% increase) market segments in North America, which we attribute to our focus on these market segments, including the growth of our i2 product line (discussed above). This product line comprised more than 30% of our U.S. modular carpet business in 2004. Sales improvement in Asia-Pacific is attributable in large part to a relatively good economic climate in that region and to sales of our Heuga brand modular carpet line at competitive, mid-level prices.

Bentley Prince Street Segment.  In our Bentley Prince Street segment, net sales for the three-month period ended July 2, 2006, increased $4.5 million (15.1%) versus the comparable period in 2005. For the six-month period ended July 2, 2006, net sales increased $5.5 million (9.6%) versus the comparable period in 2005. The sales increases for both periods were largely attributable to improving trends in the corporate office market and the successful implementation of our segmentation strategy, particularly in the hospitality and residential segments.

For 2005, net sales in the Bentley Prince Street segment increased $6.1 million (5.1%) versus 2004. The weighted average selling price per square yard in 2005 was up 8.2% compared with 2004, primarily due to our passing through to customers increases in our cost of petroleum-based raw materials. The increase in sales occurred primarily in the improving corporate office market segment, which was up 16.3%, as well as our success in the residential market, where sales were up by approximately 274%. These increases were offset by decreased sales in the retail, institutional, and hospitality markets.

Net sales in our Bentley Prince Street segment for 2004 increased $9.1 million (8.3%) versus 2003. The weighted average selling price per square yard in 2004 was up 5.3% compared with 2003, primarily due to our passing through to customers increases in our cost of petroleum-based materials. The increase in sales was attributable primarily to the improving corporate office market, as well as the success of our market segmentation strategy, particularly in the hospitality (178% increase), retail (66% increase) and healthcare (8% increase) market segments.

Fabrics Group Segment.  For the three-month period ended July 2, 2006, net sales for our Fabrics Group segment decreased $14.0 million (28.4%) versus the comparable period in 2005. For the six-month period ended July 2, 2006, net sales decreased $10.0 million (10.2%) versus the comparable period in 2005. These declines were the result of the sale of our European fabrics business in April 2006. The European fabrics business accounted for $0.0 million and $17.3 million in net sales during the three-month and six-month periods, respectively, ended July 2, 2006, versus $16.9 million and $32.7 million, respectively, in the comparable periods of 2005.

For 2005, net sales for our Fabrics Group segment increased $12.4 million (6.7%) versus 2004. The weighted average selling price per linear yard in 2005 was up 9.5% compared with 2004, primarily due to our passing through to customers increases in our cost of petroleum-based raw materials. The increase in sales occurred primarily in the improving corporate office market segment (7% increase). Growth in our non-corporate office market segments was driven by healthcare (9% increase) and hospitality (6% increase) purchases.

For 2004, net sales for our Fabrics Group segment increased $12.9 million (7.4%) versus 2003. The increase was attributable primarily to the improving corporate office market. The weighted average selling price per linear yard in 2004 was up 2.5% compared with 2003, primarily due to our passing through to customers increases in our cost of petroleum-based raw materials.

Specialty Products Segment.  For the three-month period ended July 2, 2006, net sales for our Specialty Products segment decreased $1.1 million (27.9%) versus the comparable period in 2005. For the six-month period ended July 2, 2006, net sales decreased $2.6 million (30.4%) versus the comparable period in 2005. These declines were primarily the result of the loss of one major customer and the inconsistent order pattern of another major customer in the prior year periods.

For 2005, net sales for our Specialty Products segment increased $2.7 million (11.8%) versus 2004. The weighted average selling price per square yard in 2005 was up 11.6% compared with 2004, primarily due to our passing through to customers increases in the cost of petroleum-based raw materials. The increase in sales occurred primarily in the corporate office market.

For 2004, net sales for our Specialty Products segment increased $3.5 million (37.7%) versus 2003. The increase was attributable primarily to the improving corporate office market. The weighted average selling price per square yard in 2004 was up 19.0% compared with 2003, primarily due to our passing through to customers increases in the cost of petroleum-based raw materials.

Cost and Expenses

Company Consolidated.  The following table presents, on a consolidated basis for our operations, our overall cost of sales and selling, general and administrative expenses for the three-month and six-month periods ended July 2, 2006, and July 3, 2005, respectively:

	Three Months Ended		Percentage	Six Months Ended		Percentage
Cost and Expenses	7/2/06	7/3/05	Change	7/2/06	7/3/05	Change
	(In thousands)			(In thousands)

Cost of Sales	$177,511	$169,317	4.8%	$349,163	$332,893	4.9%
Selling, General and Administrative Expenses	58,381	56,005	4.2%	116,683	109,974	6.1%

Total	$235,892	$225,322	4.7%	$465,846	$442,867	5.2%

The following table presents, on a consolidated basis for our operations, our overall cost of sales and selling, general and administrative expenses for the 2005, 2004 and 2003 fiscal years:

				Percentage Change
	Fiscal Year			2005 Compared	2004 Compared
Cost and Expenses	2005	2004	2003	with 2004	with 2003
	(In thousands)

Cost of Sales	$681,069	$616,297	$543,251	10.5%	13.4%
Selling, General and Administrative Expenses	222,696	204,619	185,696	8.8%	10.2%

Total	$903,765	$820,916	$728,947	10.1%	12.6%

For the three-month period ended July 2, 2006, our cost of sales increased $8.2 million (4.8%) versus the comparable period in 2005, primarily due to increased raw material costs ($5.4 million) and labor costs ($1.0 million) associated with increased production levels during the second quarter of 2006. Our raw materials costs in the second quarter 2006 were up between 1-2% versus the same period in 2005, primarily due to increased prices for petrochemical products. As a percentage of net sales, cost of sales decreased to

68.6% for the quarter ended July 2, 2006, versus 68.7% for the comparable period in 2005. The percentage decrease was primarily due to the increased absorption of fixed manufacturing costs associated with increased production levels.

For the six-month period ended July 2, 2006, our cost of sales increased $16.3 million (4.9%) versus the comparable period in 2005, primarily due to increased raw material costs ($10.8 million) and labor costs ($1.6 million) associated with increased production levels during the first six months of 2006. Our raw materials costs in the first six months of 2006 were up between 1-2% versus the same period in 2005, primarily due to increased prices for petrochemical products. In addition, the translation of euros into U.S. dollars resulted in an approximately $3.6 million decrease in the cost of goods sold during the first six months in 2006 compared with the same period in 2005. As a percentage of net sales, cost of sales decreased to 68.6% for the six-month period ended July 2, 2006, versus 69.2% for the comparable period in 2005. The percentage decrease is primarily due to the increased absorption of fixed manufacturing costs associated with increased production levels.

For 2005, our cost of sales increased $64.8 million (10.5%) versus 2004, primarily due to increased raw material costs ($43.0 million) and labor costs ($8.4 million) associated with increased production levels during 2005. Our raw materials costs in 2005 were up an estimated 5-6% versus 2004, primarily due to increased prices for petroleum-based products. As a percentage of net sales, cost of sales decreased to 69.1% for 2005, versus 69.9% for 2004. The percentage decrease was primarily due to increased absorption of fixed manufacturing costs associated with increased production levels.

For 2004, our cost of sales increased $73.0 million (13.4%) versus 2003, primarily due to increased product ($48.2 million) and labor ($9.5 million) costs associated with increased production levels during 2004. Our raw materials costs in 2004 were up between 3-4% versus 2003, primarily due to increased prices for petroleum-based products. In addition, the translation of euros into U.S. dollars resulted in an approximately $14.4 million increase in cost of goods sold during 2004 compared with 2003. As a percentage of net sales, cost of sales decreased to 69.9% for 2004, versus 70.9% for 2003. The percentage decrease was primarily due to the following combination of factors, the relative impact of which we are unable to quantify precisely: (1) the increased absorption of fixed manufacturing costs as a result of improved sales volume, accounting for an estimated 60% of the percentage decrease; (2) the realization of the success of our restructuring initiatives which continue to strengthen and streamline operations throughout the global organization, accounting for an estimated 15% of the percentage decrease; and (3) improved manufacturing efficiencies in our Fabrics Group.

For the three-month period ended July 2, 2006, our selling, general and administrative expenses increased $2.4 million (4.2%) versus the comparable period in 2005. The primary components of this increase were commission payments due to the increased level of sales in the second quarter of 2006 and other selling costs such as planned investments in our residential flooring business and in expanding our sales force. As a percentage of net sales, selling, general and administrative expenses decreased to 22.6% for the quarter ended July 2, 2006, versus 22.7% for the comparable period in 2005.

For the six-month period ended July 2, 2006, our selling, general and administrative expenses increased $6.7 million (6.1%) versus the comparable period in 2005. The primary components of this increase were: (1) $5.2 million in selling costs due to the increased level of sales in the first six months of 2006; and (2) $1.2 million related to the performance vesting of restricted stock and the expensing of stock options in the first six months of 2006. As a percentage of net sales, selling, general and administrative expenses remained even at 22.9% for the six-month period ended July 2, 2006, versus 22.9% for the comparable period in 2005.

For 2005, our selling, general and administrative expenses increased $18.1 million (8.8%) versus 2004. The primary components of this increase were (1) $9.5 million due to increased investments in global marketing campaigns across our businesses; (2) $6.7 million of performance bonuses; and (3) $6.5 million in commission payments due to the increased level of sales in 2005. These increases were partially offset by reductions in administrative costs of $4.0 million. As a percentage of net sales, selling, general and administrative expenses decreased to 22.6% for 2005, compared with 23.2% for 2004. The percentage decrease was primarily due to (1) the increased absorption of the fixed portion of administrative costs as a result of increased sales volume, and (2) the realization of the success of our restructuring initiatives which continued to strengthen and streamline operations throughout our global organization.

For 2004, our selling, general and administrative expenses increased $18.9 million (10.2%) versus 2003. The primary components of this increase were: (1) $6.2 million of performance bonuses paid in 2004 that were not paid in 2003; (2) $6.0 million in commission payments due to increased level of sales; (3) $5.9 million due to currency fluctuation (primarily the movement of the euro); and (4) $1.0 million of extra administrative costs due to the 53-week period in 2004 versus a 52-week period in 2003. As a percentage of net sales, selling, general and administrative expenses decreased to 23.2% for 2004, versus 24.2% for 2003. The percentage decrease was primarily due to (1) the realization of the success of our restructuring initiatives which continued to strengthen and streamline operations throughout the global organization, and (2) the increased absorption of the fixed portion of administrative costs as a result of improved sales volume.

Cost and Expenses by Segment.  The following table presents the combined cost of sales and selling, general and administrative expenses for each of our operating segments:

Cost of Sales and
Selling, General and
Administrative	Three Months Ended		Percentage	Six Months Ended		Percentage
Expenses (Combined)	7/2/06	7/3/05	Change	7/2/06	7/3/05	Change
	(In thousands)			(In thousands)

Modular Carpet	$162,841	$142,302	14.4%	$308,049	$279,334	10.3%
Bentley Prince Street	32,228	28,975	11.2%	60,815	56,562	7.5%
Fabrics Group	36,799	49,397	(25.5)%	88,705	96,894	(8.5)%
Specialty Products	2,806	3,636	(22.8)%	5,914	8,086	(26.9)%
Corporate Expenses and Eliminations	1,218	1,012	20.4%	2,363	1,991	18.7%

Total	$235,892	$225,322	4.7%	$465,846	$442,867	5.2%

The following table presents the combined cost of sales and selling, general and administrative expenses for each of our operating segments for the 2005, 2004 and 2003 fiscal years:

Cost of Sales and
Selling, General and				Percentage Change
Administrative	Fiscal Year			2005 Compared	2004 Compared
Expenses (Combined)	2005	2004	2003	with 2004	with 2003
		(In thousands)

Modular Carpet	$568,862	$499,509	$427,896	13.9%	16.7%
Bentley Prince Street	121,673	118,944	109,518	2.3%	8.6%
Fabrics Group	194,557	185,584	179,346	4.8%	3.5%
Specialty Products	14,893	13,272	9,352	12.2%	41.9%
Corporate Expenses & Eliminations	3,780	3,607	2,835	4.8%	27.2%

Total	$903,765	$820,916	$728,947	10.1%	12.6%

Interest and Other Expense

For the three-month period ended July 2, 2006, interest expense decreased to $10.9 million, versus $11.5 million in the comparable period in 2005. For the six-month period ended July 2, 2006, interest expense decreased $0.9 million to $22.2 million, versus $23.1 million in the comparable period in 2005. These decreases were due primarily to the lower levels of debt outstanding on a daily basis during each of the first two quarters of 2006 versus the comparable periods in 2005, and were somewhat offset by an overall increase in interest rates when compared with the first two quarters of 2005.

For 2005, interest expense decreased $0.5 million versus 2004. The decrease was due primarily to the lower levels of debt outstanding on a daily basis during 2005 versus 2004, and was somewhat offset by an overall increase in interest rates when compared with 2004.

For 2004, interest expense increased $3.2 million versus 2003. This increase was due primarily to (1) increased borrowings during 2004 to support increased working capital levels as a result of improved sales volume during the period, and (2) a higher overall borrowing rate of interest in 2004 versus 2003.

Tax

Our effective tax rate in 2005 was 49.4%, compared with an effective tax rate of 38.6% in 2004. The increase in rate is primarily attributable to (1) taxes associated with our repatriation of previously unremitted foreign earnings, which is discussed above, (2) a reduced state tax benefit attributable to U.S. operations as a result of lower pre-tax losses in the U.S. in 2005, and (3) our provision of a valuation allowance against state net operating loss carryforwards which we do not expect to utilize. These factors were somewhat offset by decreases in the tax rate components associated with foreign operations and non-deductible business expenses.

Our effective tax rate in 2004 was 38.6%, compared with an effective tax benefit rate of 36.5% in 2003. The change in rate is primarily attributable to an overall increase in foreign taxes from 2003 to 2004.

Liquidity and Capital Resources

General

In our business, we require cash and other liquid assets primarily to purchase raw materials and to pay other manufacturing costs, in addition to funding normal course selling, general and administrative expenses, anticipated capital expenditures, and potential special projects. We generate our cash and other liquidity requirements from our operations and from borrowings or letters of credit under our revolving credit facility with a banking syndicate. Prior to June 18, 2003, we also generated liquidity through our accounts receivable securitization program (which was terminated on that date in connection with an amendment and restatement of our revolving credit facility). We believe that our liquidity position will provide sufficient funds to meet our current commitments and other cash requirements for the foreseeable future. We also believe that we will be able to continue to enhance the generation of free cash flow (particularly in the short term because we have no significant debt maturity until April 2008) through the following initiatives:

•	Improve our inventory turns by continuing to implement a make-to-order model throughout our organization;

•	Reduce our average days sales outstanding through improved credit and collection practices; and

•	Limit the amount of our capital expenditures generally to those projects that have a short-term payback period.

Historically, we use more cash in the first half of the fiscal year, as we fund insurance premiums, tax payments, employee bonuses, and inventory build-up in preparation for the holiday/vacation season of our international operations. However, we believe that our liquidity position and cash provided by operations will provide sufficient funds to meet our current commitments and other cash requirements for the foreseeable future, primarily because we had over $91.8 million of additional borrowing capacity under our revolving credit facility as of July 2, 2006, and we have no maturities of long-term debt until April 2008.

In addition, we have a high contribution margin business with low capital expenditure requirements. Contribution margin represents variable gross profit margin less the variable component of selling, general and administrative expenses, and for us is an indicator of profit on incremental sales after the fixed components of cost of goods sold and selling, general and administrative expenses have been recovered. While contribution margin should not be construed as a substitute for gross margin, which is determined in accordance with GAAP, it is included herein to provide additional information with respect to our potential for profitability. In addition, we believe that investors find contribution margin to be a useful tool for measuring our profitability on an operating basis.

Nevertheless, our ability to generate cash from operating activities is uncertain because we are subject to, and recently have experienced, fluctuations in our level of net sales. As a result, we cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to pay the interest and principal on our debt or to fund our other liquidity needs.

At July 2, 2006, we had $27.4 million in cash, and we had $1.6 million in borrowings and $11.4 million in letters of credit outstanding under our revolving credit facility. As of July 2, 2006, we could have incurred $91.8 million of additional borrowings under our revolving credit facility.

We have approximately $68.9 million in contractual cash obligations due within the next 12 months, which includes, among other things, capital expenditure purchase commitments and interest payments on our debt. We currently estimate aggregate capital expenditures will be between $20 million and $25 million for 2006. Based on current interest rate levels, we expect our aggregate interest expense for 2006 to be between $41 million and $43 million, before taking into account the application of net proceeds from this offering.

In February 2004, we issued $135 million in 9 1/2% Senior Subordinated Notes due 2014. Proceeds from the issuance of these notes were used to redeem in full our previously outstanding 9.5% Senior Subordinated Notes due 2005, with the remainder of $7.5 million (after fees and expenses) used to reduce borrowings under our revolving credit facility.

It is important for you to consider that our revolving credit facility matures in June 2011, and our outstanding senior and senior subordinated notes mature at times ranging from 2008 to 2014. We cannot assure you that we will be able to renegotiate or refinance any of our debt on commercially reasonable terms or at all. If we are unable to refinance our debt or obtain new financing, we would have to consider other options, such as selling assets to meet our debt service obligations and other liquidity needs, or using cash, if available, that would have been used for other business purposes.

Revolving Credit Facility

We have a revolving credit facility in the U.S. that provides for a maximum aggregate amount of loans and letters of credit of up to $125 million at any one time, subject to the borrowing bases described below. The key features of the revolving credit facility are as follows:

•	The revolving credit facility currently matures on June 30, 2011.

•	The revolving credit facility includes a domestic U.S. dollar syndicated loan and letter of credit facility made available to Interface, Inc. up to the lesser of (1) $125 million, or (2) a borrowing base equal to the sum of specified percentages of eligible accounts receivable, inventory, equipment and (at our option) real estate in the United States (the percentages and eligibility requirements for the borrowing base are specified in the credit facility), less certain reserves.

•	Advances under the loan facility are secured by a first-priority lien on substantially all of Interface, Inc.’s assets and the assets of each of its material domestic subsidiaries, which have guaranteed the revolving credit facility.

•	The revolving credit facility contains a financial covenant (a fixed charge coverage ratio test) that becomes effective in the event that our excess borrowing availability falls below $20 million. In such event, we must comply with the financial covenant for a period commencing on the last day of the fiscal quarter immediately preceding such event (unless such event occurs on the last day of a fiscal quarter, in which case the compliance period commences on such date) and ending on the last day of the fiscal quarter immediately following the fiscal quarter in which such event occurred.

The revolving credit facility also includes various reporting, affirmative and negative covenants, and other provisions that restrict our ability to take certain actions, including provisions that restrict our ability to repay our long-term indebtedness unless we meet a specified minimum excess availability test.

Interest Rates and Fees.  Interest on borrowings and letters of credit under the revolving credit facility is charged at varying rates computed by applying a margin (ranging from 0.0% to 0.25%, in the case of advances at a prime interest rate, and 1.25% to 2.25%, in the case of advances at LIBOR) over a baseline rate (such as the prime interest rate or LIBOR), depending on the type of borrowing and our average excess borrowing availability during the most recently completed fiscal quarter. In addition, we pay an unused line fee on the facility ranging from 0.25% to 0.375% depending on our average excess borrowing availability during the most recently completed fiscal quarter.

Prepayments.  Our revolving credit facility requires prepayment from the proceeds of certain asset sales.

Covenants.  The revolving credit facility also limits our ability, among other things, to:

•	incur indebtedness or contingent obligations;

•	make acquisitions of or investments in businesses (in excess of certain specified amounts);

•	sell or dispose of assets (in excess of certain specified amounts);

•	create or incur liens on assets; and

•	enter into sale and leaseback transactions.

We are presently in compliance with all covenants under the revolving credit facility and anticipate that we will remain in compliance with the covenants for the foreseeable future.

Events of Default.  If Interface, Inc. and certain of its subsidiaries fails to perform or breaches any of the affirmative or negative covenants under the revolving credit facility, or if other specified events occur (such as a bankruptcy or similar event or a change of control of Interface, Inc. or certain subsidiaries, or if we breach or fail to perform any covenant or agreement contained in any instrument relating to any of our other indebtedness exceeding $10 million), after giving effect to any applicable notice and right to cure provisions, an event of default will exist. If an event of default exists and is continuing, the lenders’ co-agents may, and upon the written request of a specified percentage of the lender group, shall,

•	declare all commitments of the lenders under the facility terminated;

•	declare all amounts outstanding or accrued thereunder immediately due and payable; and

•	exercise other rights and remedies available to them under the agreement and applicable law.

Collateral.  The facility is secured by substantially all of the assets of Interface, Inc. and its domestic subsidiaries (subject to exceptions for certain immaterial subsidiaries), including all of the stock of our domestic subsidiaries and up to 65% of the stock of our first-tier material foreign subsidiaries. If an event of default occurs under the revolving credit facility, the lenders’ collateral agent may, upon the request of a specified percentage of lenders, exercise remedies with respect to the collateral, including, in some instances, foreclosing mortgages on real estate assets, taking possession of or selling personal property assets, collecting accounts receivables, or exercising proxies to take control of the pledged stock of domestic and first-tier material foreign subsidiaries.

Senior and Senior Subordinated Notes

The indentures governing our 7.30% Senior Notes due 2008, 10.375% Senior Notes due 2010, and 9 1/2% Senior Subordinated Notes due 2014, on a collective basis, contain covenants that limit or restrict our ability to:

•	incur additional indebtedness;

•	make dividend payments or other restricted payments;

•	create liens on our assets;

•	sell our assets;

•	sell securities of our subsidiaries;

•	enter into transactions with shareholders and affiliates; and

•	enter into mergers, consolidations, or sales of all or substantially all of our assets.

In addition, each of the indentures governing our 10.375% Senior Notes due 2010 and 9 1/2% Senior Subordinated Notes due 2014 contains a covenant that requires us to make an offer to purchase the outstanding notes under such indenture in the event of a change of control of Interface (as defined in each respective indenture).

Each series of notes is guaranteed, fully, unconditionally and jointly and severally, on an unsecured basis by each of our material U.S. subsidiaries. If we breach or fail to perform any of the affirmative or negative covenants under one of these indentures, or if other specified events occur (such as a bankruptcy or similar event), after giving effect to any applicable notice and right to cure provisions, an event of default will exist. An event of default also will exist under each indenture if we breach or fail to perform any covenant or agreement contained in any other instrument (including without limitation any other indenture) relating to any of our indebtedness exceeding $20 million (or $25 million in the case of the indenture governing our 7.30% Senior Notes due 2008) and such default or failure results in the indebtedness becoming due and payable. If an event of default exists and is continuing, the trustee of the series of notes at issue (or the holders of at least 25% of the principal amount of such notes) may declare the principal amount of the notes and accrued interest thereon immediately due and payable (except in the case of bankruptcy, in which case such amounts are immediately due and payable even in the absence of such a declaration).

In 2005, we repurchased $2.0 million of our 7.30% Senior Notes due 2008. During the six months ended July 2, 2006, we repurchased an additional $30.8 million of the 7.30% Senior Notes.

Analysis of Cash Flows

Our primary sources of cash during the six-month period ended July 2, 2006, were (1) $28.8 million received from the sale of our European fabrics business, (2) $5.7 million from the exercise of employee stock options, and (3) $1.6 million of borrowings on our revolving credit facility. The primary uses of cash for the six months ended July 2, 2006 were (1) $31.0 million for repurchases of the Company’s 7.30% Senior Notes, (2) $21.9 million related to an increase in inventory levels, and (3) $17.2 million for bond interest payments.

Our primary sources of cash during 2005 were (1) $49.3 million from continuing operations, (2) $12.0 million from discontinued operations, and (3) $3.0 million from the issuance of stock upon the exercise of employee stock options. The primary uses of cash during 2005 were (1) $25.5 million for additions to property and equipment at our manufacturing facilities, (2) $2.7 million for purchases of intellectual property, (3) $2.3 million for deposits on manufacturing equipment, and (4) $2.0 million for reduction of Senior Notes.

Our primary sources of cash during 2004 were (1) $28.3 million from continuing operations, (2) $7.5 million of net proceeds (after payment of fees, expenses and the redemption amount, including accrued interest, of our 9.5% Senior Subordinated Notes due 2005) from the issuance of our 9 1/2% Senior Subordinated Notes due 2014, (3) $4.4 million from the sale of a building, and (4) $4.4 million from the issuance of common stock upon the exercise of employee stock options. The primary uses of cash during 2004 were (1) $11.7 million in conjunction with discontinued operations (net of $7.0 million cash received), (2) $15.8 million for additions to property and equipment in our manufacturing facilities, (3) $4.2 million of costs associated with the issuance of our 9 1/2% Senior Subordinated Notes due 2014, (4) $2.0 million primarily for deposits on manufacturing equipment, and (5) $1.4 million related to an increase in notes receivable.

Our primary sources of cash in 2003 were (1) $15.3 million from reductions in inventory and increases in accounts payable, which, as described below, were offset by the termination and payoff of our accounts receivable securitization program, and (2) $6.0 million from the sale of other assets. The primary uses of cash in 2003 were (1) $30.0 million associated with the termination and payoff of our accounts receivable securitization program, (2) $16.2 million for additions to property and equipment at our manufacturing facilities, and (3) $3.4 million of costs associated with the amendment and restatement of our revolving credit facility.

We believe that cash provided by operations and long-term loan commitments will provide adequate funds for current commitments and other requirements in the foreseeable future.

Cash flows from discontinued operations are included in operating cash flows for all years presented, as there were no investing or financing activities related to these discontinued operations. The absence of cash flows from discontinued operations is not expected to have any significant impact on future liquidity and capital resources.

Funding Obligations

We have various contractual obligations that we must fund as part of our normal operations. The following table discloses aggregate information about our contractual obligations (including the contractual obligations of our discontinued operations) and the periods in which payments are due. The amounts and time periods are measured from September 30, 2006.

	Total	Payments Due by Period
	Payments	Less than			More than
	Due	1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands)

Long-Term Debt Obligations	$441,051	$—	$109,510	$196,541	$135,000
Operating Lease Obligations(1)	84,098	15,289	34,870	18,370	15,569
Expected Interest Payments(2)	166,578	38,975	65,960	31,718	29,925
Unconditional Purchase Obligations(3)	11,070	8,423	2,647	—	—
Pension Cash Obligations(4)	79,486	6,199	14,208	15,821	43,258

Total Contractual Cash Obligations	$785,619	$68,886	$227,195	$262,450	$223,752

(1)	Our capital lease obligations are insignificant.

(2)	Expected interest payments to be made in future periods reflect anticipated interest payments related to our $175 million of 10.375% Senior Notes; our $110 million of 7.30% Senior Notes; and our $135 million of 9 1/2% Senior Subordinated Notes. We have also assumed in the presentation above that we will hold the Senior Notes and the Senior Subordinated Notes until maturity. We have excluded from the presentation interest payments and fees related to our revolving credit facility (discussed above), because of the variability and timing of advances and repayments thereunder.

(3)	Does not include unconditional purchase obligations that are included as liabilities in our Consolidated Balance Sheet. We have capital expenditure commitments of $3.1 million, all of which are due in less than 1 year.

(4)	We have two foreign defined benefit plans and a domestic salary continuation plan. We have presented above the estimated cash obligations that will be paid under these plans over the next ten years. Such amounts are based on several estimates and assumptions and could differ materially should the underlying estimates and assumptions change. Our domestic salary continuation plan is an unfunded plan, and we do not currently have any commitments to make contributions to this plan. However, we do use insurance instruments to hedge our exposure under the salary continuation plan. Contributions to our other employee benefit plans are at our discretion.

Critical Accounting Policies

High-quality financial statements require rigorous application of high-quality accounting policies. The policies discussed below are considered by management to be critical to an understanding of our consolidated financial statements because their application places the most significant demands on management’s judgment, with financial reporting results relying on estimation about the effects of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, management cautions that future events may not develop as forecasted, and the best estimates routinely require adjustment.

Revenue Recognition.  A portion of our revenues is derived from long-term contracts that are accounted for under the provisions of the American Institute of Certified Public Accountants’ Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. Long-term fixed-price contracts are recorded on the percentage of completion basis using the ratio of costs incurred to estimated total costs at completion as the measurement basis for progress toward completion and revenue recognition. Any losses identified on contracts are recognized immediately. Contract accounting requires significant judgment relative to assessing risks, estimating contract costs and making related assumptions for schedule and technical issues. With respect to contract change orders, claims or similar items, judgment must be used in estimating related amounts and assessing the potential for realization. These amounts are only included in contract value when they can be reliably estimated and realization is probable.

Impairment of Long-Lived Assets.  Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the sum of the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment is indicated. A loss is then recognized for the difference, if any, between the fair value of the asset (as estimated by management using its best judgment) and the carrying value of the asset. If actual market value is less favorable than that estimated by management, additional write-downs may be required.

Deferred Income Tax Assets and Liabilities.  The carrying values of deferred income tax assets and liabilities reflect the application of our income tax accounting policies in accordance with SFAS No. 109, “Accounting for Income Taxes”, and are based on management’s assumptions and estimates regarding future operating results and levels of taxable income, as well as management’s judgments regarding the interpretation of the provisions of SFAS 109. The carrying values of liabilities for income taxes currently payable are based on management’s interpretation of applicable tax laws, and incorporate management’s assumptions and judgments regarding the use of tax planning strategies in various taxing jurisdictions. The use of different estimates, assumptions and judgments in connection with accounting for income taxes may result in materially different carrying values of income tax assets and liabilities and results of operations.

We record a valuation allowance to reduce our deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will expire before realization of the benefit or that future deductibility is not probable. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future. This requires us to use estimates and make assumptions regarding significant future events such as the taxability of entities operating in the various taxing jurisdictions.

Goodwill.  Pursuant to SFAS 142, we test goodwill for impairment at least annually. We use an outside consultant to help prepare valuations of reporting units, and those valuations are compared with the respective book values of the reporting units to determine whether any goodwill impairment exists. In preparing the valuations, past, present and expected future performance is considered. If impairment is indicated, a loss is recognized for the difference, if any, between the fair value of the goodwill associated with the reporting unit and the book value of that goodwill. If the actual fair value of the goodwill is determined to be less than that estimated, an additional write-down may be required.

Inventories.  We determine the value of inventories using the lower of cost or market. We write down inventories for the difference between the carrying value of the inventories and their estimated market value. If actual market conditions are less favorable than those projected by management, additional write-downs may be required.

We estimate our reserves for inventory obsolescence by continuously examining our inventories to determine if there are indicators that carrying values exceed net realizable values. Experience has shown that significant indicators that could require the need for additional inventory write-downs are the age of the inventory, the length of its product life cycles, anticipated demand for our products, and current economic conditions. While we believe that adequate write-downs for inventory obsolescence have been made in the consolidated financial statements, consumer tastes and preferences will continue to change and we could experience additional inventory write-downs in the future. Our inventory reserve on July 2, 2006, and January 1, 2006, was $11.8 million and $12.0 million, respectively. To the extent that actual obsolescence of our inventory differs from our estimate by 10%, our net income would be higher or lower by approximately $0.9 million, on an after-tax basis.

Pension Benefits.  Net pension expense recorded is based on, among other things, assumptions about the discount rate, estimated return on plan assets and salary increases. While management believes these assumptions are reasonable, changes in these and other factors and differences between actual and assumed changes in the present value of liabilities or assets of our plans above certain thresholds could cause net annual expense to increase or decrease materially from year to year. The actuarial assumptions used in our salary continuation plan and our foreign defined benefit plans reporting are reviewed periodically and compared with external benchmarks to ensure that they appropriately account for our future pension benefit obligation. The expected long-term rate of return on plan assets assumption is based on weighted-average expected returns for each asset class. Expected returns reflect a combination of historical performance analysis and the forward-looking views of the financial markets, and include input from actuaries, investment service firms and investment managers. As of January 1, 2006, a 1% increase in the actuarial assumption for discount rate would decrease our projected benefit obligation by approximately $32.3 million. A 1% decrease in the discount rate would increase our projected benefit obligation by approximately $40.7 million.

Environmental Remediation.  We provide for remediation costs and penalties when the responsibility to remediate is probable and the amount of associated costs is reasonably determinable. Remediation liabilities are accrued based on estimates of known environmental exposures and are discounted in certain instances. We regularly monitor the progress of environmental remediation. Should studies indicate that the cost of remediation is to be more than previously estimated, an additional accrual would be recorded in the period in which such determination is made. Since 2002, certain developments transpired with respect to our estimated environmental liability associated with our Chatham fabrics operations in Elkin, North Carolina. (See the discussion of “Accrued Expenses” in the Notes to Consolidated Financial Statements.) As a result, we reduced the amount of our accrual for such liabilities to $2.1 million. As of July 2, 2006, the accrual for these liabilities was $1.9 million.

Allowances for Doubtful Accounts.  We maintain allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. Estimating this amount requires us to analyze the financial strengths of our customers. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. By its nature, such an estimate is highly subjective, and it is possible that the amount of accounts receivable that we are unable to collect may be different than the amount initially estimated. Our allowance for doubtful accounts on July 2, 2006, and January 1, 2006, was $6.8 million and $6.2 million, respectively. To the extent the actual collectibility of our accounts receivable differs from our estimates by 10%, our net income would be higher or lower by approximately $0.4 million, on an after-tax basis, in each period depending on whether the actual collectibility was better or worse, respectively, than the estimated allowance.

Product Warranties.  We typically provide limited warranties with respect to certain attributes of our carpet products (for example, warranties regarding excessive surface wear, edge ravel and static electricity) for periods ranging from ten to fifteen years, depending on the particular carpet product. We typically warrant that services performed will be free from defects in workmanship for a period of one year following completion. For our fabrics products, we typically provide a five year limited warranty against manufacturing defects and nonconformity to specifications. In the event of a breach of warranty, the remedy typically is limited to repair of the problem or replacement of the affected product. We record a provision related to warranty costs based on historical experience and periodically adjust these provisions to reflect changes in actual experience. Our warranty reserve on July 2, 2006, and January 1, 2006, was $2.5 million. Actual warranty expense incurred could vary significantly from amounts that we estimate. To the extent the actual warranty expense differs from our estimates by 10%, our net income would be higher or lower by approximately $0.2 million, on an after-tax basis, in each period depending on whether the actual expense is lower or higher, respectively, than the estimated provision.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires an employer to recognize a plan’s funded status in its statement of financial position, measure a plan’s assets and obligations as of the end of the employer’s fiscal year, and recognize the changes in a defined benefit post-retirement plan’s funded status in comprehensive income in the year in which the changes occur. SFAS No. 158’s requirement to recognize the funded status of a benefit plan and new disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006 (i.e., the end of our current fiscal year) on a prospective basis. As the impact of this statement is largely dependant on the year-end actuarial valuation of our defined benefit plans, we are currently assessing the impact SFAS No. 158 will have on our consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes”. In summary, FIN 48 requires that all tax positions subject to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”, be analyzed using a two-step approach. The first step requires an entity to determine if a tax position is more-likely-than-not to be sustained upon examination. In the second step, the tax benefit is measured as the largest amount of benefit determined on a cumulative probability basis, that is more-likely-than-not to be realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after December 15, 2006, with any adjustment in a company’s tax provision being accounted for as a cumulative effect of accounting change in beginning equity. We are in the process of determining the effect, if any, the adoption of FIN 48 will have on our consolidated financial statements.

In July 2005, the FASB issued a Staff Position (“FSP”) interpreting APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Specifically, the FASB issued FSP APB No. 18-1, “Accounting by an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for under the Equity Method in Accordance with APB Opinion No. 18 upon a Loss of Significant Influence”. This FSP provides that an investor’s proportionate share of an investee’s equity adjustments for “other comprehensive income” should be offset against the carrying value of the investment at the time significant influence is lost. At that time, an investor would reduce its investment account, to no less than zero, with any balance remaining reflected in income. The guidance in this FSP is required to be applied to the first reporting period beginning after July 12, 2005. This FSP did not have a material impact on our consolidated financial statements.

In June 2005, the FASB issued a FSP interpreting SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. Specifically, the FASB issued FSP FAS No. 150-5, “Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable”. This FSP addresses whether freestanding warrants and other similar instruments on shares that are redeemable (puttable or mandatorily redeemable) are subject to the requirements in SFAS No. 150, regardless of the timing of the redemption feature or the redemption price. The guidance in this FSP is required to be applied to the first reporting period beginning after June 30, 2005. If the guidance in the FSP results in changes to previously reported information, a cumulative effect adjustment would be required. The adoption of this FSP did not have a material impact on our consolidated financial statements.

In June 2005, the FASB issued FSP No. 143-1 (“FSP FAS No. 143-1”), “Accounting for Electronic Equipment Waste Obligations”. FSP FAS No. 143-1 addresses the accounting for obligations associated with the Directive 2002/96/EC on Waste Electrical and Electronic Equipment adopted by the European Union (“EU”). FSP FAS No. 143-1 is effective upon the later of the first reporting period that ends after June 8, 2005, or the date that the EU-member country adopts the law. FSP FAS No. 143-1 did not have a material impact on our consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We adopted SFAS No. 154 on January 2, 2006. The adoption of SFAS No. 154 did not have a material impact on our consolidated financial statements.

In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations — An Interpretation of FASB Statement No. 143”. This interpretation clarifies the term of conditional asset retirement obligations as used in SFAS No. 143, “Accounting for Asset Retirement Obligations”. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment”. This statement is a revision to SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Companies will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service — the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow rather than as an operating cash flow as is currently required. As such, in the periods after adoption, this requirement of SFAS No. 123R will reduce net operating cash flows and increase net financing cash flow. SFAS No. 123R is effective for fiscal years beginning after June 15, 2005, due to the Securities and Exchange Commission’s Rule 2005-57, which amended the effective date of SFAS No. 123R. Accordingly, we adopted SFAS No. 123R on January 2, 2006. See Note 6 in our unaudited interim consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended July 2, 2006, for further discussion of the impact of our adoption of SFAS No. 123R on our results of operations and earnings per share.

In December 2004, the FASB issued FASB Staff Position No. 109-2 (“FSP FAS No. 109-2”), “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004”. FSP FAS No. 109-2 amended the accounting literature that required companies to record deferred taxes on foreign earnings, unless they intended to indefinitely reinvest those earnings outside the U.S. This pronouncement temporarily allowed companies that were evaluating whether to repatriate foreign earnings under the AJCA to delay recognizing any related taxes until that decision was made. This pronouncement also required companies that were considering repatriating earnings to disclose the status of their evaluation and the potential amounts being considered for repatriation. The AJCA provided for a special one-time tax deduction of 85 percent of certain foreign earnings that were repatriated. During the year ended January 1, 2006, we repatriated $35.9 million of such foreign earnings. Consequently, we have recorded a provision for taxes on such foreign earnings of approximately $3.4 million in 2005 related to such repatriation.

The FASB has issued a FSP amending AICPA Statement of Position (“SOP”) No. 78-9, “Accounting for Investments in Real Estate Ventures”. Specifically, the FASB issued FSP SOP No. 78-9-1, “Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5”. The amendment was necessary because the consensus reached in EITF Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights”, conflicted with certain guidance in SOP No. 78-9. This FSP eliminates the concept of “important rights” and replaces it with the concepts of “kick-out rights” and “substantive participating rights” as defined in Issue 04-5. The FSP also clarifies that the effect of the rights held by minority partners on the assessment of control, and therefore consolidation, of a general partnership should be the same as the evaluation of limited partners’ rights in a limited partnership. The FSP notes that the consensus reached by the EITF applies to all industries, not just real estate ventures. The guidance in this FSP is effective after June 29, 2005 for general partners of all new partnerships formed and for existing partnerships for which the partnership agreements are modified. The FSP applies to general partners in all other partnerships effective no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. The application of guidance in this FSP did not have a material impact on our consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4”. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 did not have a material effect on our consolidated financial statements.

BUSINESS

Introduction and General

We are the worldwide leader in design, production and sales of modular carpet. Our global market share of the specified carpet tile segment is approximately 35%, which we believe is more than double that of our nearest competitor. In recent years, modular carpet sales growth in the floorcovering industry has significantly outpaced the growth of the overall industry, as architects, designers and end users increasingly recognized the unique and superior attributes of modular carpet, including its dynamic design capabilities, greater economic value (which includes lower costs as a result of reduced waste in both installation and replacement), and installation ease and speed. Our Modular Carpet segment sales, which do not include modular carpet sales in our Bentley Prince Street segment, grew from $442 million to $646 million during the 2002 to 2005 period, representing a 13.5% compound annual growth rate.

We are also a leading manufacturer and marketer of other products for the commercial interiors industry, including broadloom carpet, panel fabrics and upholstery fabrics. Our Bentley Prince Street brand is the leader in the high-end, designer-oriented sector in the broadloom market segment, where custom design and high quality are the principal specifying and purchasing factors. Our Fabrics Group includes the leading U.S. manufacturer of panel fabrics for use in open plan office furniture systems, with a market share we believe to be approximately 50%, and the leading manufacturer of contract upholstery fabrics sold to office furniture manufacturers in the United States, with a market share we believe to be approximately 30%.

As a global company with a reputation for high quality, reliability and premium positioning, we market products in over 100 countries under established brand names such as InterfaceFLOR, Heuga, Bentley Prince Street and FLOR in modular carpet; Bentley Prince Street and Prince Street House and Home in broadloom carpet; Guilford of Maine, Chatham and Terratex in interior fabrics and upholstery products; and Intersept in antimicrobial chemicals. Our principal geographic markets are the Americas, Europe and Asia-Pacific, where our sales were approximately 62%, 31% and 7%, respectively, of total net sales for fiscal year 2005.

Capitalizing on our leadership in modular carpet for the corporate office segment, we embarked on a segmentation strategy in 2001 to increase our presence and market share for modular carpet sales in non-corporate office market segments, such as government, healthcare, hospitality, education and retail space, which combined are almost twice the size of the approximately $1 billion U.S. corporate office segment. In 2003, we expanded our segmentation strategy to target the approximately $11 billion U.S. residential market segment for carpet. As a result, our mix of corporate office versus non-corporate office modular carpet sales in the Americas shifted to 48% and 52%, respectively, for the first six months of 2006 compared to 64% and 36%, respectively, in 2001. We believe the appeal and utilization of modular carpet is reaching a tipping point of acceptance in each of these non-corporate office segments, and we are using our considerable skills and experience with designing, producing and marketing modular products that make us the market leader in the corporate office segment to support and facilitate our penetration into these new segments around the world.

Our modular carpet leadership, strong business model and segmentation strategy, implementation of strategic restructuring initiatives we commenced in 2000, and sustained strategic investments in innovative product concepts and designs enabled us to weather successfully the unprecedented downturn, both in severity and duration, that affected the commercial interiors industry from 2001 to 2003. As a result, we were well-positioned to capitalize on improved market conditions when the commercial interiors industry began to recover in 2004. From 2003 to 2005, we increased our net sales from $766.5 million to $985.8 million, a 13.4% compound annual growth rate. We increased our net sales from $481.3 million in the first six months of 2005 to $509.3 million in the first six months of 2006, notwithstanding the April 2006 sale of our European fabrics business, which had net sales of $62.8 million in 2005. We expect further improvements in net sales and other related value measurements as we build upon our core strengths and strategies.

Our Strengths

Our principal competitive strengths include:

Market Leader in Attractive Modular Carpet Segment.  We are the world’s leading manufacturer of carpet tile with a market share in the specified carpet tile segment (which is the segment where architects and designers are heavily involved in “specifying”, or selecting, the carpet) of approximately 35%, which we believe is more than double that of our nearest competitor. Modular carpet has become more prevalent across all commercial interiors markets as designers, architects and end users become more familiar with its unique attributes. We are driving this trend with our product innovations and designs discussed below, and we expect that this trend will continue. According to the 2006 Floor Focus interiors industry survey of the top 250 designers in the United States, carpet tile was ranked as the number one “hot product” for the eighth consecutive year. We believe that we are well positioned to lead and capitalize upon the continued shift to modular carpet both domestically and around the world.

Established Brands and Reputation for Quality, Reliability and Leadership.  Our products are known in the industry for their high quality, reliability and premium positioning in the marketplace. Our established brand names in carpets and interior fabrics are leaders in the industry. The 2006 Floor Focus survey ranked an Interface brand first or second in each of the five survey categories for carpet: design, quality, service, performance and value. Interface companies also ranked first and fourth in the category of “best overall business experience” for carpet companies in this survey. On the international front, Heuga is one of the well recognized brand names in carpet tiles for commercial, institutional and residential use. Guilford of Maine, Chatham and Terratex are leading brand names in their respective markets for commercial interior fabrics. More generally, as the appeal and utilization of modular carpet continues to expand into new market segments such as education, hospitality and retail space, our reputation as the inventor and pioneer of modular carpet — as well as our established brands and leading market position for modular carpet in the corporate office segment — will enhance our competitive advantage in marketing to the customers in these new markets.

Innovative Product Design and Development Capabilities.  Our product design and development capabilities have long given us a significant competitive advantage, and they continue to do so as modular carpet’s appeal and utilization expand across virtually every market segment and around the globe. One of our best design innovations is our i2 modular product line, which includes our popular Entropy product for which we received a patent in 2005 on the key elements of its design. The i2 line introduced and features random patterning designs (which allow for mergeable dye lots and permit initial installation and replacement without regard to the directional orientation of the carpet tiles), cost-efficient installation and maintenance, interactive flexibility, and recycled and recyclable materials. Our i2 line of products, which now comprises more than 30% of our total U.S. modular carpet business, represents a differentiated category of smart, environmentally sensitive and stylish modular carpet, and Entropy has become the fastest growing product in our history. The award-winning design firm David Oakey Designs had a pivotal role in developing our i2 product line, and our long-standing exclusive relationship with David Oakley Designs remains vibrant and augments our internal research, development and design staff. Another recent innovation is our patent-pending TacTiles carpet tile installation system, which uses small squares of adhesive plastic film to connect intersecting carpet tiles, thus eliminating the need for traditional carpet adhesive resulting in a reduction in installation time and waste materials.

Make-to-Order and Global Manufacturing Capabilities.  The success of our modernization and restructuring of operations over the past several years gives us a distinct competitive advantage in meeting two principal requirements of the specified products markets we primarily target — that is, providing custom samples quickly and on-time delivery of customized final products. We also can generate realistic digital samples that allow us to create a virtually unlimited number of new design concepts and distribute them instantly for customer review, while at the same time reducing sampling waste. Approximately 85% of our modular carpet products in the United States and Asia-Pacific markets are now made-to-order and we are increasing our made-to-order production in Europe as well. Our make-to-order capabilities not only enhance our marketing and sales, they significantly improve our inventory turns. Our global manufacturing capabilities in modular carpet production are an important component of this strength, and give us an advantage in serving the needs of multinational corporate customers that require products and services at various locations around the world. Our manufacturing locations across four continents enable us to compete effectively with local producers in our international markets, while giving international customers more favorable delivery times and freight costs.

Recognized Global Leadership in Ecological Sustainability.  Our long-standing goal and commitment to be ecologically “sustainable” — that is, the point at which we are no longer a net “taker” from the earth and do no harm to the biosphere — has emerged as a competitive strength for our business and remains a strategic initiative. It now includes Mission Zero, our recently launched global branding initiative, which represents our mission to eliminate any negative impact our companies may have on the environment by the year 2020. Our acknowledged leadership position and expertise in this area resonate deeply with many of our customers and prospects around the globe, and provide us a differentiating advantage in competing for business among architects, designers and end users of our products, who increasingly make purchase decisions based on “green” factors. The 2006 Floor Focus survey, which named us the top company among the “Green Leaders” and gave our carpet tile the top honors for “Green Kudos”, found that 74% of such designers consider sustainability an added benefit and 20% consider it a “make or break” issue when deciding what products to recommend or purchase.

Strong Operating Leverage Position.  Our operating leverage, which we define as our ability to realize profit on incremental sales, is strong and allows us to increase earnings at a higher rate than our rate of increase in net sales. Our operating leverage position is primarily a result of (1) the specified, high-end nature and premium positioning of our principal products in the marketplace, and (2) the mix of fixed and variable costs in our manufacturing processes that allows us to increase production of most of our products without significant incremental increases in fixed costs. For example, while net sales from our Modular Carpet segment increased from $442.3 million in 2002 to $646.2 million in 2005, our operating income from that segment increased from $42.0 million (9.5% of net sales) in 2002 to $77.4 million (12.0% of net sales) in 2005.

Experienced and Motivated Management and Sales Force.  An important component of our competitive position is the quality of our management team and its commitment to developing and maintaining an engaged and accountable work force. Our team is highly skilled and dedicated to guiding our overall growth and expansion into our targeted market segments, while maintaining our leadership in traditional markets and our high contribution margins. We utilize an internal marketing and predominantly commissioned sales force of approximately 660 experienced personnel, stationed at over 70 locations in over 30 countries, to market our products and services in person to our customers. We have also developed special features for our incentive compensation and our sales and marketing training programs in order to promote performance and facilitate leadership by our executives in strategic areas.

Our Business Strategy and Principal Initiatives

Our business strategy is (1) to continue to use our leading position in the modular carpet segment and our product design and global make-to-order capabilities as a platform from which to drive acceptance of modular carpet products across industry segments, while maintaining our leadership position in the corporate office market segment, and (2) to return to our historical profit levels in the high-end, designer-oriented sector of the broadloom carpet market and in the interior fabrics market. We will seek to increase revenues and profitability by capitalizing on the above strengths and pursuing the following key strategic initiatives:

Continue to Penetrate Non-Corporate Office Market Segments.  In both our floorcoverings and fabrics businesses, we will continue our focus on product design and marketing and sales efforts on non-corporate office market segments such as government, education, healthcare, hospitality, retail and residential space. We began this initiative as part of our market segmentation strategy in 2001 primarily to reduce our exposure to the more severe economic cyclicality of the corporate office segment, and we have shifted our mix of corporate office versus non-corporate office modular carpet sales in the Americas to 48% and 52%, respectively, for the first six months of 2006 from 64% and 36%, respectively, in fiscal 2001. To implement this strategy, we:

•	introduced specialized product offerings tailored to the unique demands of these segments, including specific designs, functionalities and prices;

•	created special sales teams dedicated to penetrating these segments at a high level, with a focus on specific customer accounts rather than geographic territories; and

•	realigned incentives for our corporate office segment sales force generally in order to encourage their efforts, and where appropriate, to assist our penetration of these other segments.

As part of this strategy, we launched our FLOR and Prince Street House and Home lines of products in 2003 to focus on the approximately $11 billion U.S. residential carpet market segment. These products were specifically created to bring high style modular and broadloom floorcovering to the U.S. residential market. FLOR is offered in over 1,200 Lowe’s stores, many specialty retailers, over the Internet and in a number of major retail catalogs. Through such direct and indirect retailing, FLOR sales have grown dramatically, more than doubling from 2004 to 2005. Prince Street House and Home brings new colors and patterns to the high-end consumer market with a collection of broadloom carpet and rugs sold through hundreds of retail stores and interior designers. Through a new agreement between our FLOR brand and Martha Stewart Living Omnimedia, we expect to further our penetration of the U.S. residential market with a line of Martha Stewart-branded carpet tiles that we anticipate offering in the second half of 2007. Through our Heuga Home division, we have been marketing modular carpet to the residential segment in select international markets since 2003. We plan to increase our focus on such international residential soft floorcovering markets, the size of which we believe to be approximately $2.3 billion in Western Europe alone.

In our fabrics business, we successfully penetrated the automotive fabrics market in the fourth quarter of 2005, receiving our first order for product. We believe this new market for our fabrics products has significant potential for growth and profitability for our U.S. fabrics business.

Penetrate Expanding Geographic Markets for Modular Products.  The popularity of modular carpet continues to increase compared with other floorcovering products across most markets, internationally as well as in the United States. While maintaining our leadership in the corporate office segment, we will continue to build upon our position as the worldwide leader for modular carpet in order to promote sales in all market segments globally. A principal part of our international focus — which utilizes our global marketing capabilities and sales infrastructure — is the significant opportunities in several emerging geographic markets for modular carpet. Some of these markets, such as China, India and Eastern Europe, represent large and growing economies that are essentially new markets for modular carpet products. Others, such as Germany, are established markets that are transitioning to the use of modular products from historically low levels of penetration by modular carpet. Each of these emerging markets represents a significant growth opportunity for our modular carpet business. Our initiative to penetrate these markets will include drawing upon our internationally recognized Heuga brand. For example, we successfully introduced a mid-priced Heuga brand into Asia in 2003, and we plan similar products for other regions while also marketing products based on our i2 line.

Continue to Minimize Expenses and Invest Strategically.  We have steadily trimmed costs from our operations for several years through multiple and sometimes painful initiatives, which has made us leaner today and for the future. Our historical supply chain and other cost containment initiatives have improved our cost structure and yielded the operating efficiencies we sought. While we still seek to minimize our expenses in order to increase profitability, we will also take advantage of strategic opportunities to invest in systems, processes and personnel that can help us grow our business and increase profitability and value.

Sustain Leadership in Product Design and Development.  As discussed above, our leadership position for product design and development is a competitive advantage and key strength, especially in the modular carpet segment, where our i2 products and recent TacTiles installation system have confirmed our position as an innovation leader. We will continue initiatives to sustain and augment that strength, and to capitalize upon it to continue to increase our market share in targeted market segments. Our Mission Zero global branding initiative, which draws upon and promotes our ecological sustainability commitment, is part of those initiatives and includes placing our Mission Zero logo on many of our marketing and merchandising materials distributed throughout the world.

Floorcovering Products/Services

Products

Interface is the world’s largest manufacturer and marketer of modular carpet, with a global specified carpet tile market share that we believe is approximately 35%. We also manufacture and sell broadloom carpet, which generally consists of tufted carpet sold primarily in twelve-foot rolls, under the Bentley Prince Street brand. Our broadloom operations focus on the high quality, designer-oriented sector of the U.S. broadloom carpet market.

Modular Carpet.  Our modular carpet system, which is marketed under the established global brands InterfaceFLOR and Heuga, and more recently under the Bentley Prince Street brand, utilizes carpet tiles cut in precise, dimensionally stable squares (usually 50 square centimeters) or rectangles to produce a floorcovering that combines the appearance and texture of traditional soft floorcovering with the advantages of a modular carpet system. Our GlasBac® technology employs a fiberglass-reinforced polymeric composite backing that allows tile to be installed and remain flat on the floor without the need for general application of adhesives or use of fasteners. We also make carpet tiles with a backing containing post-industrial and/or post-consumer recycled materials, which we market under the GlasBac® Re brand.

Our carpet tile has become popular for a number of reasons. First, carpet tile incorporating this reinforced backing may be easily removed and replaced, permitting rearrangement of furniture without the inconvenience and expense associated with removing, replacing or repairing other soft surface flooring products, including broadloom carpeting. Because a relatively small portion of a carpet installation often receives the bulk of traffic and wear, the ability to rotate carpet tiles between high traffic and low traffic areas and to selectively replace worn tiles can significantly increase the average life and cost efficiency of the floorcovering. In addition, carpet tile facilitates access to sub-floor air delivery systems and telephone, electrical, computer and other wiring by lessening disruption of operations. It also eliminates the cumulative damage and unsightly appearance commonly associated with frequent cutting of conventional carpet as utility connections and disconnections are made. We believe that, within the overall floorcovering market, the worldwide demand for modular carpet is increasing as more customers recognize these advantages.

We use a number of conventional and technologically advanced methods of carpet construction to produce carpet tiles in a wide variety of colors, patterns, textures, pile heights and densities. These varieties are designed to meet both the practical and aesthetic needs of a broad spectrum of commercial interiors — particularly offices, healthcare facilities, airports, educational and other institutions, hospitality spaces, and retail facilities — and residential interiors. Our carpet tile systems permit distinctive styling and patterning that can be used to complement interior designs, to set off areas for particular purposes and to convey graphic information. While we continue to manufacture and sell a substantial portion of our carpet tile in standard styles, an increasing percentage of our modular carpet sales is custom or made-to-order product designed to meet customer specifications.

In addition to general uses of our carpet tile, we produce and sell a specially adapted version of our carpet tile for the healthcare facilities market. Our carpet tile possesses characteristics — such as the use of the Intersept antimicrobial, static-controlling nylon yarns, and thermally pigmented, colorfast yarns — which make it suitable for use in these facilities in place of hard surface flooring. Moreover, we launched our FLOR line of products to specifically target modular carpet sales to the residential market segment. Through our relationship with David Oakey Designs, we also have created modular carpet products (some of which are part of our i2 product line) specifically designed for each of the education, hospitality and retail market segments.

We also manufacture and sell two-meter roll goods that are structure-backed and offer many of the advantages of both carpet tile and broadloom carpet. These roll goods are often used in conjunction with carpet tiles to create special design effects. Our current principal customers for these products are in the education, healthcare and government market segments.

Broadloom Carpet.  We maintain a significant share of the high-end, designer-oriented broadloom carpet segment by combining innovative product design and short production and delivery times with a marketing strategy aimed at interior designers, architects and other specifiers. Our Bentley Prince Street designs emphasize the dramatic use of color and multi-dimensional texture. In addition, we have launched the Prince Street House and Home collection of high-style broadloom carpet and area rugs targeted at design-oriented residential consumers.

Intersept Antimicrobial.  We sell a proprietary antimicrobial chemical compound under the registered trademark Intersept. We use Intersept in all of our modular carpet products and have licensed Intersept to another company for use in air filters.

Services

For several years, we provided or arranged for commercial carpet installation services, primarily through our Re:Source service provider network. The network in the United States included owned and affiliated (or “aligned”) commercial floorcovering contractors at various locations across the United States. In Australia, we offered these services through the largest single carpet distributor in that country.

During the years leading up to 2004, our owned Re:Source dealer businesses experienced decreased sales volume and intense pricing pressure, primarily due to the economic downturn in the commercial interiors industry. As a result, we decided to exit our owned Re:Source dealer businesses, and in 2004 we began to dispose of several of our dealer subsidiaries. In 2005, we completed the exit activities related to the owned dealer businesses. The results of our owned Re:Source dealer businesses (as well as the Australian dealer business and residential fabrics business that we also decided to exit) are included in discontinued operations. In early 2006, we sold certain assets relating to our aligned (non-owned) dealer network, and are discontinuing its operations as well.

Marketing and Sales

We traditionally focused our carpet marketing strategy on major accounts, seeking to build lasting relationships with national and multinational end-users, and on architects, engineers, interior designers, contracting firms, and other specifiers who often make or significantly influence purchasing decisions. While most of our sales are in the corporate office segment, both new construction and renovation, we emphasize sales in other segments, including retail space, government institutions, schools, healthcare facilities, tenant improvement space, hospitality centers, residences and home office space. We began this initiative as part of our segment diversification strategy in 2001 primarily to reduce our exposure to the more severe economic cyclicality of the corporate office segment, and we reduced our mix of corporate office versus non-corporate office modular carpet sales in the Americas from 64% and 36%, respectively, in fiscal 2001 to 48% and 52%, respectively, for the first 6 months of 2006. Our marketing efforts are enhanced by the established and well-known brand names of our carpet products, including the InterfaceFLOR and Heuga brands in modular carpet and Bentley Prince Street brand in broadloom carpet. Our recently-extended exclusive consulting agreement with the award-winning, premier design firm David Oakey Designs enabled us to introduce more than 75 new carpet designs in the United States in 2005 alone.

An important part of our marketing and sales efforts involves the preparation of custom-made samples of requested carpet designs, in conjunction with the development of innovative product designs and styles to meet the customer’s particular needs. Our mass customization initiative simplified our carpet manufacturing operations, which significantly improved our ability to respond quickly and efficiently to requests for samples. In most cases, we can produce samples to customer specifications in less than five days, which significantly enhances our marketing and sales efforts and has increased our volume of higher margin custom or made-to-order sales. In addition, through our websites, we have made it easy to view and request samples of our products. We also have technology which allows us to provide digital, simulated samples of our products, which helps reduce raw material and energy consumption associated with our samples.

We primarily use our internal marketing and sales force to market our carpet products. In order to implement our global marketing efforts, we have product showrooms or design studios in the United States, Canada, Mexico, Brazil, Denmark, England, Ireland, France, Germany, Spain, the Netherlands, Australia, Japan, Hungary, Italy, Norway, Romania, Russia, Singapore and China. We expect to open offices in other locations around the world as necessary to capitalize on emerging marketing opportunities.

Manufacturing

We manufacture carpet at two locations in the United States and at facilities in the Netherlands, the United Kingdom, Canada, Australia and Thailand.

Having foreign manufacturing operations enables us to supply our customers with carpet from the location offering the most advantageous delivery times, duties and tariffs, exchange rates, and freight expense, and enhances our ability to develop a strong local presence in foreign markets. We believe that the ability to offer consistent products and services on a worldwide basis at attractive prices is an important competitive advantage in servicing multinational customers seeking global supply relationships. We will consider additional locations for manufacturing operations in other parts of the world as necessary to meet the demands of customers in international markets.

We are in the process of further standardizing our worldwide modular carpet manufacturing procedures. In connection with the implementation of this plan, we are seeking to establish global standards for our tufting equipment, yarn systems and product styling. We previously had changed our standard carpet tile size from 18 square inches to 50 square centimeters, which we believe has allowed us to reduce operational waste and fossil fuel energy consumption and to offer consistent product sizing for our global customers.

We recently implemented a new, flexible-inputs backing line at our modular carpet manufacturing facility in LaGrange, Georgia. Using next generation thermoplastic technology, the custom-designed backing line dramatically improves our ability to keep reclaimed and waste carpet in the “technical loop”, and further opens us to exploring other plastics and polymers as inputs. Nicknamed “Cool Bluetm”, the new process came on line for production of certain carpet styles in late 2005.

The environmental management systems of our floorcovering manufacturing facilities in LaGrange, Georgia, West Point, Georgia, City of Industry, California, Shelf, England, Northern Ireland, Australia, the Netherlands, Canada and Thailand are certified under International Standards Organization (ISO) Standard No. 14001.

Our significant international operations are subject to various political, economic and other uncertainties, including risks of restrictive taxation policies, foreign exchange restrictions, changing political conditions and governmental regulations. We also receive a substantial portion of our revenues in currencies other than U.S. dollars, which makes us subject to the risks inherent in currency translations. Although our ability to manufacture and ship products from facilities in several foreign countries reduces the risks of foreign currency fluctuations we might otherwise experience, we also engage from time to time in hedging programs intended to further reduce those risks.

Competition

We compete, on a global basis, in the sale of our floorcovering products with other carpet manufacturers and manufacturers of vinyl and other types of floorcoverings. Although the industry has experienced significant consolidation, a large number of manufacturers remain in the industry. We believe we are the largest manufacturer of modular carpet in the world, possessing a global market share that we believe is approximately twice that of our nearest competitor. However, a number of domestic and foreign competitors manufacture modular carpet as one segment of their business, and some of these competitors have financial resources greater than ours. In addition, some of the competing carpet manufacturers have the ability to extrude at least some of their requirements for fiber used in carpet products, which decreases their dependence on third party suppliers of fiber.

We believe the principal competitive factors in our primary floorcovering markets are brand recognition, quality, design, service, broad product lines, product performance, marketing strategy and pricing. In the corporate office market segment, modular carpet competes with various floorcoverings, of which broadloom carpet is the most common. The quality, service, design, better and longer average product performance, flexibility (design options, selective rotation or replacement, use in combination with roll goods) and convenience of our modular carpet are our principal competitive advantages.

We believe we have competitive advantages in several other areas as well. First, our relationship with David Oakey Designs allows us to introduce numerous innovative and attractive floorcovering products to our customers. Additionally, we believe that our global manufacturing capabilities are an important competitive advantage in serving the needs of multinational corporate customers. We believe that the incorporation of the Intersept antimicrobial chemical agent into the backing of our modular carpet enhances our ability to compete successfully with resilient tile in the healthcare market.

In addition, we believe that our goal and commitment to be ecologically “sustainable” by 2020 — that is, the point at which we are no longer a net “taker” from the earth and do no harm to the biosphere — is a brand-enhancing, competitive strength as well as a strategic initiative. Increasingly, our customers are concerned about the environmental and broader ecological implications of their operations and the products they use in them. Our leadership, knowledge and expertise in the area, especially in the “green building” movement and the related LEED certification program, resonate deeply with many of our customers and prospects around the globe, and these businesses are increasingly making purchase decisions based on “green” factors. Our modular carpet products historically have had inherent installation and maintenance advantages that translated into greater efficiency and waste reduction. We have further enhanced the “green” quality of our modular carpet in our highly successful i2 product line, and we are using raw materials and production technologies that directly reduce the adverse impact of those operations on the environment and limit our dependence on petrochemicals.

To further raise awareness of our goal of becoming sustainable, we recently launched a global branding initiative called Mission Zero, which represents our mission to eliminate any negative impact our companies may have on the environment by the year 2020. As part of this initiative, a new Mission Zero logo appears on many of our marketing and merchandising materials distributed throughout the world.

Interior Fabrics

Products

Our Fabrics Group designs, manufactures and markets specialty fabrics for open plan office furniture systems and commercial interiors. Open plan office furniture systems are typically panel-enclosed work stations customized to particular work environments. The open plan concept offers a number of advantages over conventional office designs, including more efficient floor space utilization, reduced energy consumption and greater flexibility to redesign existing space.

Our Fabrics Group includes the leading U.S. manufacturer of panel fabrics for use in open plan office furniture systems, with a market share we believe is approximately 50%. (Sales of panel fabrics constituted 60% of the Fabrics Group’s total North American fabrics sales in fiscal 2005.) We are also the leading manufacturer of contract upholstery sold to office furniture manufacturers in the United States with a market share in fiscal 2005 that we believe is approximately 30%. In addition, we manufacture other interior fabrics products, including wall covering fabrics, fabrics used for window treatments and fabrics used for cubicle curtains.

We manufacture fabrics made of 100% polyester (largely recycled content), as well as wool-polyester blends and numerous other natural and man-made blends, which are either woven or knitted. Our products feature a high degree of color consistency, natural dimensional stability and fire retardancy, in addition to their overall aesthetic appeal. All of our product lines are color and texture coordinated. We seek to continuously enhance product performance and attractiveness through experimentation with different fibers, dyes, chemicals and manufacturing processes. Product innovation in the interior fabrics market (similar to the floorcoverings market) is important to achieving and maintaining market share.

We market a line of fabrics manufactured from recycled, recyclable or compostable materials under the Terratex brand. The Terratex line includes both new products and traditional product offerings and includes products made from 100% post-consumer recycled polyester, 100% post-industrial recycled polyester and 100% post-consumer recycled wool. The first fabric to bear the Terratex label was Guilford of Maine’s FR-701® line of panel fabrics. We market seating fabrics under the Terratex label as well. Over the past few years, we have continued building awareness of the Terratex brand, which enhances the Interface corporate image and reputation. The Terratex products have been well received and are gaining momentum in the market, and we plan to expand our offerings under this label.

Our TekSolutions® operations provide the services of laminating fabrics onto substrates for pre-formed panels, coating fabrics with various treatments, warehousing fabrics for third parties, and cutting fabrics and other materials. We believe that significant market opportunities exist for the provision of this and other ancillary textile sequencing and processing services to OEMs and intend to participate in these opportunities.

We anticipate that future growth opportunities will arise from the growing market for retrofitting services, where fabrics are used to re-cover existing panels. In addition, the increased importance being placed on the aesthetic design of office space should lead to a significant increase in upholstery fabric sales. Our management also believes that additional growth opportunities exist in international sales, domestic healthcare markets, automotive, contract wallcoverings and window treatments.

In 2003, we placed our Fabrics Group under new senior management, with a mandate to improve the group’s operating efficiencies and financial performance. We have consolidated fabrics manufacturing facilities and eliminated underperforming product offerings, while maintaining the high level of customer awareness for our fabrics brands. In 2004, we decided to exit a small residential fabrics business, the results of which are included in discontinued operations. In April 2006, we continued these efforts by selling our European fabrics business for approximately $28.8 million and closing our East Douglas, Massachusetts fabrics manufacturing facility and integrating those operations into our Elkin, North Carolina manufacturing facility.

Marketing and Sales

Our principal interior fabrics customers are OEMs of movable office furniture systems, and the Fabrics Group sells to essentially all of the major office furniture manufacturers. The Fabrics Group also sells to smaller office furniture manufacturers and manufacturers and distributors of wallcoverings, vertical blinds, cubicle curtains, acoustical wallboards and ceiling tiles. The Guilford of Maine, Chatham and Terratex brand names are well-known in the industry and enhance our fabric marketing efforts.

The majority of our interior fabrics sales are made through the Fabrics Group’s own sales force. The sales team works closely with designers, architects, facility planners and other specifiers who influence the purchasing decisions of buyers in the interior fabrics segment. In addition to facilitating sales, the resulting relationships also provide us with marketing and design ideas that are incorporated into the development of new product offerings. The Fabrics Group maintains a design studio in Grand Rapids, Michigan which facilitates coordination between its in-house designers and the design staffs of major customers. Our interior fabrics sales offices and showrooms are located in New York City and Elkin, North Carolina. The Fabrics Group also has marketing and distribution facilities in Canada and Hong Kong, and sales representatives in Mexico, Japan, Hong Kong, Germany, Singapore, Malaysia, Korea, Australia, United Arab Emirates, Dubai and South Africa. We have sought increasingly, over the past several years, to expand our export business and international operations in the fabrics segment.

Manufacturing

Our fabrics manufacturing facilities are located in Maine, Michigan, and North Carolina. The production of synthetic and wool-blended fabrics is a relatively complex, multi-step process. Raw fiber and yarn are placed in pressurized vats in which dyes are forced into the fiber. Particular attention is devoted to this dyeing process, which requires a high degree of precision and expertise in order to achieve color consistency. The principal raw materials used by us are readily available from multiple sources. The Fabrics Group also now uses 100% recycled fiber from materials such as PET soda bottles in some of its manufacturing processes.

The environmental management system of two of the Fabrics Group’s facilities located in Guilford, Maine (one of which is its largest facility there) and Newport, Maine have been granted ISO 14001 certification.

Our TekSolutions textile processing operations (including fabric lamination, coating, warehousing and cutting) are located in Grand Rapids, Michigan, in close proximity to several large customers of the Fabrics Group. In addition, we are in the process of establishing a textile processing and finishing operation near Shanghai, China, to service OEM customers throughout Southeast Asia.

Competition

We compete in the interior fabrics market on the basis of product design, quality, reliability, price and service. By historically concentrating on the open plan office furniture systems segment, the Fabrics Group has been able to specialize our manufacturing capabilities, product offerings and service functions, resulting in a leading market position. Management believes we are the largest U.S. manufacturer of panel fabric for use in open plan office furniture systems.

We are the largest U.S. manufacturer of contract upholstery fabrics for office furniture manufacturers. We believe our share of the U.S. contract upholstery market is nearly double that of our closest competitor.

Through our other strategic acquisitions, we have been successfully diversifying our product offerings for the commercial interiors industry to include a variety of other fabrics, including three-dimensional knitted upholstery products, cubicle curtains, wallcoverings, ceiling fabrics and window treatments. The competition in these segments of the market is highly fragmented and includes both large, diversified textile companies, several of which have greater financial resources than us, as well as smaller, non-integrated specialty manufacturers. However, our capabilities and strong brand names in these segments should enable us to continue to compete successfully.

Specialty Products

Our small Specialty Products business segment currently is comprised of Pandel, Inc., which produces vinyl carpet tile backing and specialty mat and foam products. In addition, we produce and market Fatigue Fighter®, an impact-absorbing modular flooring system typically used where people stand for extended periods. In 2003, we sold our U.S. raised/access flooring business and our adhesives and other specialty chemicals production business, which were part of this business segment. We continue to manufacture and sell our Intercell® brand raised/access flooring product in Europe.

Through an agreement with the purchaser of our adhesive and specialty chemicals production business, we have continued to market a line of adhesives for carpet installation, as well as a line of carpet cleaning and maintenance chemicals, under the Re:Source brand.

Product Design, Research and Development

We maintain an active research, development and design staff of approximately 120 people and also draw on the research and development efforts of our suppliers, particularly in the areas of fibers, yarns and modular carpet backing materials. Our research and development costs were $9.6 million, $8.0 million and $9.7 million in 2005, 2004 and 2003, respectively.

Our research and development team provides technical support and advanced materials research and development for the entire family of Interface companies. It assisted in the development of our NexStep® backing, which employs moisture-impervious polycarbite precoating technology with a chlorine-free urethane foam secondary backing, and also helped develop a post-consumer recycled, polyvinyl chloride, or PVC, extruded sheet process that has been incorporated into our GlasBac RE modular carpet backing. Our post-consumer PVC extruded sheet exemplifies our commitment to “closing-the-loop” in recycling. With a goal of supporting sustainable product designs in both floorcoverings and interior fabrics applications, we continue to evaluate 100% renewable polymers based on corn-derived polylactic acid (PLA) for use in our products and the development of post-consumer recycling technology for nylon face fibers.

Our research and development team also is the coordinator of our Quest and EcoSense initiatives (discussed below) and supports the dissemination, consultancies and technical communication of our global sustainability endeavors. Its laboratories also provide all biochemical and technical support to Intersept antimicrobial chemical product initiatives.

Innovation and increased customization in product design and styling are the principal focus of our product development efforts. Our carpet design and development team is recognized as the industry leader in carpet design and product engineering for the commercial and institutional markets.

David Oakey Designs provides carpet design and consulting services to our floorcovering businesses pursuant to a consulting agreement with Interface, Inc. David Oakey Designs’ services under the agreement include creating commercial carpet designs for use by our floorcovering businesses throughout the world, and overseeing product development, design and coloration functions for our modular carpet business in North America. The current agreement runs through April 2011. While the agreement is in effect, David Oakey Designs cannot provide similar services to any other carpet company. Through our relationship with David Oakey Designs, we introduced more than 75 new carpet designs in 2005 alone, and have enjoyed considerable success in winning U.S. carpet industry awards.

David Oakey Designs also contributed to our implementation of the product development concept — “simple inputs, pretty outputs” — resulting in the ability to efficiently produce many products from a single yarn system. Our mass customization production approach evolved, in major part, from this concept. In addition to increasing the number and variety of product designs, which enables us to increase high margin custom sales, the mass customization approach increases inventory turns and reduces inventory levels (for both raw materials and standard products) and their related costs because of our more rapid and flexible production capabilities.

More recently, our i2 product line — which includes, among others, our patented Entropy modular carpet product and the Prosceniumtm, B&Wtm and Mad About Plaidtm collections of modular carpet products — represents an innovative breakthrough in the design of modular carpet. The i2 line introduced and features random patterning, mergeable dye lots, cost-efficient installation and maintenance, interactive flexibility and recycled and recyclable materials. Most of these products may be installed without regard to the directional orientation of the carpet tile or the dye lot in which the carpet tile was manufactured, and their features also make installation, maintenance and replacement of modular carpet easier, less expensive and less wasteful.

Environmental Initiatives

In the latter part of 1994, we commenced a new industrial ecology initiative called EcoSense, inspired in part by the interest of customers concerned about the environmental implications of how they and their suppliers do business. EcoSense, which includes our QUEST waste reduction initiative, is directed towards the elimination of energy and raw materials waste in our businesses, and, on a broader and more long-term scale, the practical reclamation — and ultimate restoration — of shared environmental resources. The initiative involves a commitment by us:

•	to learn to meet our raw material and energy needs through recycling of carpet and other petrochemical products and harnessing benign energy sources; and

•	to pursue the creation of new processes to help sustain the earth’s non-renewable natural resources.

We have engaged some of the world’s leading authorities on global ecology as environmental advisors. The list of advisors includes: Paul Hawken, author of The Ecology of Commerce: A Declaration of Sustainability and The Next Economy, and co-author with Amory Lovins and Hunter Lovins of Natural Capitalism: Creating the Next Industrial Revolution; Mr. Lovins, energy consultant and co-founder of the Rocky Mountain Institute; John Picard, President of E2 Environmental Enterprises; Jonathan Porritt, director of Forum for the Future; Bill Browning, fellow and former director of the Rocky Mountain Institute’s Green Development Services; Dr. Karl-Henrik Robert, founder of The Natural Step; Janine M. Benyus, author of Biomimicry; Walter Stahel, Swiss businessman and seminal thinker on environmentally responsible commerce; and Bob Fox, renowned architect.

Our leadership, knowledge and expertise in this area, especially in the “green building” movement and the related LEED certification program, resonate deeply with many of our customers and prospects around the globe, and these businesses are increasingly making purchase decisions based on “green” factors. As more customers in our target markets share our view that sustainability is good business and not just good deeds, our acknowledged leadership position should strengthen our brands and provide a differentiated advantage in competing for business.

Backlog

Our backlog of unshipped orders (excluding discontinued operations and the divested European fabrics business) was approximately $132.1 million at October 1, 2006, compared with approximately $98.7 million at October 2, 2005. Historically, backlog is subject to significant fluctuations due to the timing of orders for individual large projects and currency fluctuations. All of the backlog of orders at October 1, 2006, are expected to be shipped during the succeeding six to nine months.

Patents and Trademarks

We own numerous patents in the United States and abroad on floorcovering and raised/access flooring products, on manufacturing processes and on the use of our Intersept antimicrobial chemical agent in various products. The duration of United States patents is between 14 and 20 years from the date of filing of a patent application or issuance of the patent; the duration of patents issued in other countries varies from country to country. We consider our know-how and technology more important to our current business than patents, and, accordingly, believe that expiration of existing patents or nonissuance of patents under pending applications would not have a material adverse effect on our operations. However, we maintain an active patent and trade secret program in order to protect our proprietary technology, know-how and trade secrets.

We also own many trademarks in the United States and abroad. In addition to the United States, the primary countries in which we have registered our trademarks are the United Kingdom, Germany, Italy, France, Canada, Australia, Japan, and various countries in Central and South America. Some of our more prominent registered trademarks include: Interface, InterfaceFLOR, Heuga, Intersept, GlasBac, Guilford®, Guilford of Maine, Bentley Prince Street, Intercell, Chatham, Terratex and FR-701. Trademark registrations in the United States are valid for a period of 10 years and are renewable for additional 10-year periods as long as the mark remains in actual use. The duration of trademarks registered in other countries varies from country to country.

Financial Information by Operating Segments and Geographic Areas

The Notes to Consolidated Financial Statements appearing in our Annual Report on Form 10-K for the year ending January 1, 2006 and our Quarterly Report on Form 10-Q for the quarter ended July 2, 2006, both of which are incorporated by reference into this prospectus supplement, set forth information concerning our sales, income and assets by operating segments, and our sales and long-lived assets by geographic areas. Additional information regarding sales by operating segment is provided above under “Management’s Discussion and Analysis of Financial Condition and Results of Operation”.

Employees

At October 1, 2006, we employed a total of 4,795 employees worldwide. Of such employees, 2,262 are clerical, sales, supervisory and management personnel and 2,533 are manufacturing personnel. We also utilized 167 temporary personnel as of October 1, 2006.

Some of our production employees in Australia and the United Kingdom are represented by unions. In the Netherlands, a Works Council, the members of which are Interface employees, is required to be consulted by management with respect to certain matters relating to our operations in that country, such as a change in control of Interface Europe B.V. (our modular carpet subsidiary based in the Netherlands), and the approval of the Council is required for some of our actions, including changes in compensation scales or employee benefits. Our management believes that its relations with the Works Council, the unions and all of its employees are good.

Environmental Matters

Our operations are subject to laws and regulations relating to the generation, storage, handling, emission, transportation and discharge of materials into the environment. The costs of complying with environmental protection laws and regulations have not had a material adverse impact on our financial condition or results of operations in the past and are not expected to have a material adverse impact in the future. The environmental management systems of our floorcovering manufacturing facilities in LaGrange, Georgia, West Point, Georgia, City of Industry, California, Shelf, England, Northern Ireland, Australia, the Netherlands, Canada and Thailand are certified under ISO 14001. The environmental management systems of the Fabrics Group’s facilities in Guilford, Maine are also certified under ISO 14001.

MANAGEMENT AND DIRECTORS

Our executive officers and directors, their ages as of October 26, 2006 and their principal positions with us are set forth below. Executive officers serve at the pleasure of the Board of Directors.

Name	Age	Principal Position(s)

Ray C. Anderson	72	Chairman of the Board of Directors
Daniel T. Hendrix	51	President, Chief Executive Officer and Director
John R. Wells	45	Senior Vice President
Raymond S. Willoch	48	Senior Vice President-Administration, General Counsel and Secretary
D. McNeely Bradham	35	Vice President
Robert A. Coombs	47	Vice President
Patrick C. Lynch	36	Vice President and Chief Financial Officer
Lindsey K. Parnell	49	Vice President
Christopher J. Richard	49	Vice President
Jeffrey J. Roman	43	Vice President
Edward C. Callaway	51	Director
Dianne Dillon-Ridgley	55	Director
Carl I. Gable	67	Director
Dr. June M. Henton	66	Director
Christopher G. Kennedy	43	Director
K. David Kohler	40	Director
James B. Miller, Jr.	66	Director
Thomas R. Oliver	66	Director
Clarinius C. Th. van Andel	76	Director

Mr. Anderson founded Interface in 1973 and served as Chairman and Chief Executive Officer until his retirement as Chief Executive Officer and transition from day-to-day management on July 1, 2001, at which time he became Interface’s non-executive Chairman of the Board. He chairs the Executive Committee of the Board and remains available for policy level consultation on substantially a full time basis. Mr. Anderson was appointed by President Clinton to the President’s Council on Sustainable Development in 1996 and served as Co-Chair until the Council’s dissolution. He currently serves on the boards of one private company and six nonprofit organizations.

Mr. Hendrix joined us in 1983 after having worked previously for a national accounting firm. He was promoted to Treasurer in 1984, Chief Financial Officer in 1985, Vice President-Finance in 1986, Senior Vice President in October 1995 and Executive Vice President in October 2000, and President and Chief Executive Officer in July 2001. He was elected to the Board in October 1996. Mr. Hendrix has served as a director of Global Imaging Systems, Inc. since 2003 and as a director of American Woodmark Corp. since May 2005.

Mr. Wells joined us in February 1994 as Vice President-Sales of Interface Flooring Systems, Inc. (our principal U.S. modular carpet subsidiary) and was promoted to Senior Vice President-Sales & Marketing of IFS in October 1994. He was promoted to Vice President of Interface and President of IFS in July 1995. In March 1998, Mr. Wells was also named President of both Prince Street Technologies, Ltd. and Bentley Mills, Inc., making him President of all three of our U.S. carpet mills. In November 1999, Mr. Wells was named Senior Vice President of Interface, and President and CEO of Interface Americas Holdings, Inc. (formerly Interface Americas, Inc.), thereby assuming operations responsibility for all of our businesses in the Americas, except for the Fabrics Group.

Mr. Willoch, who previously practiced with an Atlanta law firm, joined us in June 1990 as Corporate Counsel. He was promoted to Assistant Secretary in 1991, Assistant Vice President in 1993, Vice President

in January 1996, Secretary and General Counsel in August 1996, and Senior Vice President in February 1998. In July 2001, he was named Senior Vice President-Administration and assumed corporate responsibility for various staff functions.

Mr. Bradham joined us as Director of Corporate Development in 2003 after having previously worked for a national business consulting firm for four years. He was promoted to Assistant Vice President in April 2006, and Vice President of Business Development in July 2006.

Mr. Coombs originally worked for us from 1988 to 1993 as a marketing manager for our Heuga carpet tile operations in the United Kingdom and later for all of our European floorcovering operations. In 1996, Mr. Coombs returned to us as Managing Director of our Australian operations. He was promoted in 1998 to Vice President-Sales and Marketing, Asia-Pacific, with responsibility for Australian operations and sales and marketing in Asia, which was followed by a promotion to Senior Vice President, Asia-Pacific. He was promoted to Senior Vice President, European Sales, in May 1999 and Senior Vice President, European Sales and Marketing, in April 2000. In February 2001, he was promoted to President and CEO of Interface Overseas Holdings, Inc. with responsibility for all of our floorcoverings operations in both Europe and the Asia-Pacific region, and he became a Vice President of Interface. In September 2002, Mr. Coombs relocated back to Australia, retaining responsibility for our floorcovering operations in the Asia-Pacific region while Mr. Parnell (see below) assumed responsibility for floorcovering operations in Europe.

Mr. Lynch joined us in 1996 after having previously worked for a national accounting firm. He became Assistant Corporate Controller in 1998 and Assistant Vice President and Corporate Controller in 2000. Mr. Lynch was promoted to Vice President and Chief Financial Officer in July 2001.

Mr. Parnell was the Production Director for Firth Carpets (our former European broadloom operations) at the time it was acquired by us in 1997. In 1998, Mr. Parnell was promoted to Vice President, Operations for the United Kingdom, and in 1999 he was promoted to Senior Vice President, Operations for our entire European floorcovering division. In September 2002, he was promoted to President and CEO of our floorcovering operations in Europe, and became a Vice President of Interface in October 2002.

Mr. Richard joined us in July 2003 as President and CEO of the Interface Fabrics Group and Vice President of Interface. From August 2002 through March 2003, he was a senior vice president of Collins & Aikman, Inc. with responsibilities in its fabrics business. From January 1997 through March 2002, Mr. Richard was a senior vice president of Guilford Mills, Inc., a fabrics company, and served as president of its automotive group.

Mr. Roman joined Interface Asia-Pacific in 1995 as General Manager of Interface Modernform Company Ltd., our modular carpet joint venture in Thailand, and was promoted to Vice President of Manufacturing for Asia in 1996. In 1998, he transferred to Interface Americas, Inc. with responsibility for implementing Y2K-compliant manufacturing systems in all North American carpet operations. In 2000, Mr. Roman was named Vice President of Technical Development for Interface Americas, Inc., and, in 2001, he was named Vice President of Information Services and Business Systems for Interface Americas, Inc. In February 2004, Mr. Roman was promoted to Vice President of Interface and assumed responsibility for the creation of an information technology shared service function for the Company.

Mr. Callaway was elected as a director in October 2003. Since November 2003, Mr. Callaway has served as Chairman and Chief Executive Officer of the Ida Cason Callaway Foundation, a nonprofit organization that owns the Callaway Gardens Resort and has an environmental mission of conservation, education and land stewardship. Since 1984, Mr. Callaway has served in various capacities at Crested Butte Mountain Resort and successor companies, including the capacities of President and Chief Executive Officer (1987-2003) and as Chairman (2003). Mr. Callaway also serves on the boards of two other nonprofit organizations.

Ms. Dillon-Ridgley was elected to the Board in February 1997. Since 1997, Ms. Dillon-Ridgley has served as the U.N. Headquarters representative for the World YWCA since 1997 and for the Center for International Environmental Law since March 2005. From 1995 to 1998, she served as senior policy analyst with the Women’s Environment and Development Organization, and from 1998 to 1999 she served as

Executive Director of that organization. She was appointed by President Clinton to the President’s Council on Sustainable Development in 1994 and served as Co-Chair of the Council’s International and Population/Consumption Task Forces until the Council’s dissolution in June 1999. Ms. Dillon-Ridgley also serves on the boards of five nonprofit organizations and one private company.

Mr. Gable, a director since March 1984, is a private investor. He was an attorney with the Atlanta-based law firm of Troutman Sanders LLP, from March 1996 until April 1998. Mr. Gable also served as a director of Fidelity National Corporation (now known as Fidelity Southern Corporation) from July 2000 to November 2002. Mr. Gable currently serves as the lead independent director of the Board. He also serves as an officer and director of a nonprofit organization.

Dr. Henton was elected as a director in February 1995. Since 1985, Dr. Henton has served as Dean of the College of Human Sciences at Auburn University, which includes a program in interior environments. Dr. Henton, who received her Ph.D. from the University of Minnesota, has provided leadership for a wide variety of professional, policy and civic organizations. As a charter member of the Operating Board of the National Textile Center, Dr. Henton has significant expertise in the integration of academic and research programs within the textile industry.

Mr. Kohler was elected as a director in October 2006. Since 1999, Mr. Kohler has served as the Group President of the Kohler Co. Kitchen and Bath Group, and as a director of Kohler Co. Mr. Kohler also serves as a director of one other private company.

Mr. Kennedy was elected as a director in May 2000. He became an Executive Vice President of Merchandise Mart Properties, Inc. (a subsidiary of Vornado Realty Trust based in Chicago, Illinois) in 1994 and President in October 2000. Since 1994, he has served on the Board of Trustees of Ariel Mutual Funds. From 1997 to 1999, Mr. Kennedy served as the Chairman of the Chicago Convention and Tourism Bureau. Mr. Kennedy also serves on the boards of three nonprofit organizations.

Mr. Miller was elected as a director in May 2000. Since 1979, Mr. Miller has served as Chairman, President and Chief Executive Officer of Fidelity Southern Corporation (formerly Fidelity National Corporation), the holding company for Fidelity Bank (formerly Fidelity National Bank). Since February 1998 he has served as Chairman, since 1976 he has served as director, and from 1977 to 1997 he served as Chief Executive Officer and President, of Fidelity Bank. Mr. Miller also has served as Chairman of Fidelity National Capital Investors, Inc., a subsidiary of Fidelity Southern Corporation, since 1992. Mr. Miller has served as a director of American Software, Inc. since May 2002. Mr. Miller has also served as Chairman of a private real estate company since 2003, and currently serves on the boards of two nonprofit organizations.

Mr. Oliver was elected as a director in July 1998. He served as Chairman of Six Continents Hotels (formerly Bass Hotels and Resorts), the hotel business of Six Continents, PLC (formerly Bass PLC), from March 1997 until his retirement in March 2003, and served as Chief Executive Officer of Six Continents Hotels from March 1997 to October 2002. Mr. Oliver currently serves as a director of United Dominion Realty Trust.

Mr. van Andel, who has been a director since October 1988, was a partner in the law firm of Schut & Grosheide, based in Amsterdam, until his retirement in 1996. He previously served as Chairman of the supervisory board (now disbanded) of Interface Europe B.V. (formerly Interface Heuga B.V. and Heuga Holding, B.V.), the Company’s modular carpet subsidiary based in the Netherlands. Mr. van Andel also serves as a director of five private companies in the Netherlands.

STOCK OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS

The following table sets forth, as of October 26, 2006 (unless otherwise indicated), beneficial ownership of each class of our Common Stock by: (1) each person, including any “group” as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, known by us to be the beneficial owner of more than 5% of any class of our voting securities, (2) each of our directors, (3) each “named executive officer” as defined under Item 402(a)(3) of Regulation S-K under the Securities Act of 1933, and (4) all of our executive officers and directors as a group.

		Amount and			Percent of
	Title	Nature of		Percent	Class A
	of	Beneficial		of	After
Beneficial Owner (and Business Address of 5% Owners)	Class	Ownership(1)		Class(1)	Conversion(2)

Ray C. Anderson	Class A	15,000	(3)	*	6.9%
2859 Paces Ferry Road, Suite 2000	Class B	3,526,018	(3)	52.0%
Atlanta, Georgia 30339
Ariel Capital Management, Inc.	Class A	8,252,304	(4)(5)	17.2%
200 E. Randolph Drive, Suite 2900
Chicago, Illinois 60601
Dimensional Fund Advisors, Inc.	Class A	3,178,377	(4)(6)	6.6%
1299 Ocean Avenue, 11th Floor
Santa Monica, California 90401
FMR Corp., Edward C. Johnson III, and Abigail P. Johnson	Class A	4,964,911	(4)(7)	10.3%
82 Devonshire Street
Boston, Massachusetts 02109
Edward C. Callaway	Class A	10,000		*	*
	Class B	21,000	(8)	*
Dianne Dillon-Ridgley	Class A	100		*	*
	Class B	64,000	(9)	*
Carl I. Gable	Class A	10,140	(10)	*	*
	Class B	85,244	(10)	1.3%
Daniel T. Hendrix	Class A	94,968		*	1.8%
	Class B	772,418	(11)	11.0%
June M. Henton	Class A	2,000		*	*
	Class B	33,600	(12)	*
Christopher G. Kennedy	Class A	30,223	(13)	*	*
	Class B	34,000	(13)	*
K. David Kohler	Class A	—		—	—
	Class B	—		—
Patrick C. Lynch	Class A	29,250	(14)	*	*
	Class B	149,017	(14)	2.2%
James B. Miller, Jr.	Class A	19,000		*	*
	Class B	34,000	(15)	*
Thomas R. Oliver	Class A	120,000		*	*
	Class B	64,000	(16)	*
Lindsey K. Parnell	Class A	43,440	(17)	*	*
	Class B	95,510	(17)	1.4%
Clarinus C. Th. van Andel	Class A	—		—	*
	Class B	110,300	(18)	1.6%

		Amount and			Percent of
	Title	Nature of		Percent	Class A
	of	Beneficial		of	After
Beneficial Owner (and Business Address of 5% Owners)	Class	Ownership(1)		Class(1)	Conversion(2)

John R. Wells	Class A	74,612		*	1.1%
	Class B	444,266	(19)	6.4%
Raymond S. Willoch	Class A	41,152		*	*
	Class B	157,840	(20)	2.3%
All executive officers and directors as a group (19 persons)	Class A	583,708		1.2%	12.0%
	Class B	5,883,679	(21)	76.9%

*	Less than 1%.

(1)	Shares of Class B Common Stock are convertible, on a share-for-share basis, into shares of Class A Common Stock. The number of Class A shares indicated as beneficially owned by each person or group does not include Class A shares such person or group could acquire upon conversion of Class B shares. The Percent of Class is calculated assuming that the beneficial owner has exercised any conversion rights, options or other rights to subscribe held by such beneficial owner that are exercisable within 60 days (not including Class A shares that could be acquired upon conversion of Class B shares), and that no other conversion rights, options or rights to subscribe have been exercised by anyone else.

(2)	Represents the percent of Class A shares the named person or group would beneficially own if such person or group, and only such person or group, converted all Class B shares beneficially owned by such person or group into Class A shares.

(3)	Includes 15,000 Class A shares held by Mr. Anderson’s wife, although Mr. Anderson disclaims beneficial ownership of such shares. Also includes 42,000 Class B shares that may be acquired by Mr. Anderson pursuant to exercisable stock options, and 24,263 Class B shares that Mr. Anderson beneficially owns through our 401(k) plan.

(4)	Based upon information included in statements as of December 31, 2005, provided to us by such beneficial owners.

(5)	All such shares are held by Ariel Capital Management, Inc. (“Ariel”) for the accounts of investment advisory clients. Ariel, in its capacity as investment adviser, has sole voting power with respect to 5,247,414 of such shares and sole dispositive power with respect to 8,238,514 of such shares.

(6)	All such shares are held by Dimensional Fund Advisors, Inc. (“Dimensional”) as an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Dimensional disclaims beneficial ownership of all such shares. Dimensional, in its capacity as investment adviser, has sole voting and dispositive power with respect to all such shares.

(7)	FMR Corp. is a parent holding company. Fidelity Management & Research Company (“Fidelity”), which is a wholly-owned subsidiary of FMR Corp. and is a registered investment advisor, beneficially owns 4,964,911 shares of Class A Common Stock. Mr. Johnson, FMR Corp. (through its control of Fidelity) and the Fidelity funds state that each has sole power to dispose of those 4,964,911 shares; however, none of them has sole power to vote or direct the voting of the shares, which power resides with the Boards of Trustees of the funds.

(8)	Includes 4,500 restricted Class B shares, and 12,000 Class B shares that may be acquired by Mr. Callaway pursuant to exercisable stock options.

(9)	Includes 4,500 restricted Class B shares, and 55,000 Class B shares that may be acquired by Ms. Dillon-Ridgley pursuant to exercisable stock options.

(10)	Includes 140 Class A shares held by Mr. Gable as custodian for his son. Includes 4,500 restricted Class B shares, and includes 15,000 Class B shares that may be acquired by Mr. Gable pursuant to exercisable stock options.

(11)	Includes 378,980 restricted Class B shares, and 267,104 Class B shares that may be acquired by Mr. Hendrix pursuant to exercisable stock options. Also includes 4,235 Class B shares beneficially owned by Mr. Hendrix pursuant to our 401(k) plan.

(12)	Includes 4,500 restricted Class B shares, and 15,000 Class B shares that may be acquired by Dr. Henton pursuant to exercisable stock options.

(13)	Includes 4,500 restricted Class B shares, and 25,000 Class B shares that may be acquired by Mr. Kennedy pursuant to exercisable stock options. Mr. Kennedy serves on the Board of Trustees of Ariel Mutual Funds, for which Ariel Capital Management, Inc. serves as investment advisor and performs services which include buying and selling securities on behalf of the Ariel Mutual Funds. Mr. Kennedy disclaims beneficial ownership of all Class A shares held by Ariel Capital Management, Inc. as investment advisor for Ariel Mutual Funds.

(14)	Includes 69,106 restricted Class B shares, and 80,000 Class B shares that may be acquired by Mr. Lynch pursuant to exercisable stock options.

(15)	Includes 4,500 restricted Class B shares, and 25,000 Class B shares that may be acquired by Mr. Miller pursuant to exercisable stock options.

(16)	Includes 4,500 restricted Class B shares, and 55,000 Class B shares that may be acquired by Mr. Oliver pursuant to exercisable stock options.

(17)	Includes 94,010 restricted Class B shares, and 1,500 Class B shares that may be acquired by Mr. Parnell pursuant to exercisable stock options.

(18)	Includes 4,500 restricted Class B shares, and 5,000 Class B shares that may be acquired by Mr. van Andel pursuant to exercisable stock options.

(19)	Includes 201,273 restricted Class B shares, and 222,334 Class B shares that may be acquired by Mr. Wells pursuant to exercisable stock options. Also includes 10,286 Class B shares beneficially owned by Mr. Wells pursuant to our 401(k) plan.

(20)	Includes 136,988 restricted Class B shares, and 20,852 Class B shares that may be acquired by Mr. Willoch pursuant to exercisable stock options.

(21)	Includes 1,082,111 restricted Class B shares, and 910,790 Class B shares that may be acquired by all executive officers and directors as a group pursuant to exercisable stock options. Also includes 44,656 Class B shares that are beneficially owned pursuant to our 401(k) plan.

DESCRIPTION OF CAPITAL STOCK

We are authorized by our Amended and Restated Articles of Incorporation to issue 80,000,000 shares of Class A common stock, par value $.10 per share; 40,000,000 shares of Class B common stock, par value $.10 per share; and 5,000,000 shares of preferred stock, par value $1.00 per share. On November 3, 2006, we had issued and outstanding 48,092,710 shares of Class A common stock, 6,739,262 shares of Class B common stock and no shares of preferred stock.

Our shareholders’ rights and related matters are governed by the Georgia Business Corporation Code, our Amended and Restated Articles of Incorporation, and our Amended and Restated Bylaws. Certain provisions of our Articles of Incorporation and Bylaws are summarized below and could have the effect of preventing a change in control. The cumulative effect of these provisions could make it more difficult for any person or entity to acquire or exercise control of us and to effect changes in management. The following summary is qualified in its entirety by reference to our Articles of Incorporation and Bylaws.

Class A and Class B Common Stock

Voting.  The Class A common stock and Class B common stock have one vote per share on all matters submitted to our shareholders. The holders of the Class B common stock have the right to elect the smallest number of directors that constitutes a majority of our entire Board of Directors; the holders of the Class A common stock elect the remaining directors. Each class may remove and replace any directors elected by such class. The holders of shares of both classes vote together as a class on all other matters submitted to the shareholders for a vote, except as otherwise required by law.

Conversion.  Shares of our Class B common stock are convertible on a one-for-one basis into Class A common stock at any time at the option of the holder, and at other times upon the transfer of Class B shares to an ineligible shareholder.

Stock Dividends.  Holders of our Class A common stock are entitled to receive the same percentage dividend (payable in shares of Class A common stock) as the holders of Class B common stock receive (payable in shares of Class B common stock).

Restrictions on Transfer.  Any transfer of Class B common stock other than to a “Qualified Transferee” shall be conclusively deemed to constitute an election by the record holder of such shares to convert the shares of Class B common stock into an equal number of shares of Class A common stock. “Qualified Transferee” means any one or more of (1) the holder’s spouse, issue, parents or siblings, or a trust for the benefit of the holder or any of such persons, (2) in the event of the holder’s death or legal disability, the holder’s executor, administrator or personal representative, (3) any transferee receiving the shares as a gift, legacy or inheritance, or as a distribution from a corporation or partnership in respect of the transferee’s ownership interest, or (4) any other person approved by the Board of Directors.

Issuance of Class B Common Stock.  We may only issue Class B common stock (1) in connection with an acquisition by Interface or any of our subsidiaries of any other firm, corporation or business enterprise, (2) pursuant to an employee benefit plan, (3) in exchange for Class A common stock held by our officers, directors or employees, or (4) to effect a subdivision of such shares in the form of a stock split, stock dividend or other distribution in respect of such shares.

Liquidation.  Holders of our Class A and Class B common stock share with each other on a ratable basis as a single class in our net assets available for distribution in respect of Class A and Class B common stock in the event of liquidation.

Other Terms.  The holders of the Class A common stock and Class B common stock do not have preemptive rights enabling them to subscribe for or receive shares of any class of our stock or any other securities convertible into shares of any class of our stock. Except as otherwise summarized above, the holders of shares of both our classes of common stock, as such, have the same rights and are subject to the same limitations. If the outstanding shares of Class B common stock fall below 10% of the aggregate outstanding shares of Class A and Class B common stock, then, immediately upon the occurrence of such event, there shall be no distinction between the voting rights or any other rights and privileges of the holders of Class A common stock and Class B common stock.

Preferred Stock

General.  Under our Amended and Restated Articles of Incorporation, our Board of Directors is authorized to create and issue up to 5,000,000 shares of preferred stock in one or more series and to determine the rights and preferences of each series, to the extent permitted by our Articles of Incorporation, and to fix the terms of such preferred stock without any vote or action by the shareholders. The issuance of any series of preferred stock may have an adverse effect on the rights of holders of common stock and could decrease the amount of earnings and assets available for distribution to holders of common stock. In addition, any issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company.

Series A Cumulative Convertible Preferred Stock.  Our Amended and Restated Articles of Incorporation designate 250,000 shares of preferred stock as Series A Cumulative Convertible Preferred Stock, $1.00 par value per share. Shares of Series A Preferred Stock will entitle the holder to a preferential cash dividend if and as declared by the Board of Directors, at a rate of seven percent (7%) per annum on the sum of (1) the face value of each share of Series A Preferred Stock, plus (2) the amount, if any, of previously accrued and due but unpaid dividends on such share. Dividends on each issued and outstanding share of the Series A Preferred Stock shall be cumulative and shall accrue, whether or not declared and paid, from the date of original issuance. In the event of liquidation, each share of Series A Preferred Stock will be entitled to a preferential liquidation payment in cash equal to the face value per share of outstanding Series A Preferred Stock plus the amount of accrued but unpaid dividends accumulated thereon. Holders of Series A Preferred Stock shall not be entitled to any further payment upon any such liquidation.

Holders of Series A Preferred Stock shall not have any right to vote or to give or withhold consent on any matter on which a vote or consent of our shareholders may be required, but shall be entitled to receive notice of any such meeting at which a vote or consent may be taken and all information provided by us to holders of the Class A common stock. As long as any Series A Preferred Stock remains outstanding, the affirmative vote or written consent of the holders of a majority of the Series A Preferred Stock will be required for any amendment to any provision of the Articles of Incorporation that would adversely affect the powers, preferences, or special rights of all preferred stock or all Series A Preferred Stock as a class.

Each holder of a share of Series A Preferred Stock shall have the right to require us to redeem each share of Series A Preferred Stock by paying in cash for each share the face value of each share of Series A Preferred Stock plus an amount equal to the full dividends accrued but unpaid on each such share through the redemption date, subject to any provisions in any contracts, credit agreements, indentures, or other outstanding debt securities or instruments binding upon us.

Series B Participating Cumulative Preferred Stock.  Our Amended and Restated Articles of Incorporation designate 1,000,000 shares of preferred stock as Series B Participating Cumulative Preferred Stock, $1.00 par value per share. The dividend and liquidation rights of the Series B Preferred Stock are designed so that the value of one one-hundredth of a share of Series B Preferred Stock issuable upon exercise of each right to acquire Series B Preferred Stock under the Rights Agreement described below will approximate the same economic value as one share of common stock, including voting rights. Shares of Series B Preferred Stock will entitle the holder to a minimum preferential dividend of $1.00 per share, but will entitle the holder to an aggregate dividend payment of 100 times the dividend declared on each share of common stock. In the event of liquidation, each share of Series B Preferred Stock will be entitled to a minimum preferential liquidation payment of $1.00, plus accrued and unpaid dividends and distributions thereon, but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. In the event of any merger, consolidation or other transaction in which common stock is exchanged for or changed into other stock or securities, cash or other property, each share of Series B Preferred Stock will be entitled to receive 100 times the amount received per share of common stock. Series B Preferred Stock is not convertible into common stock.

Each share of Series B Preferred Stock will be entitled to 100 votes on all matters submitted to a vote of the shareholders of the Company, and shares of Series B Preferred Stock will generally vote together as one class with the common stock and any other of our voting capital stock on all matters submitted to a vote of our shareholders. While our Class B common stock remains outstanding, holders of Series B Preferred Stock will vote as a single class with the Class A common stockholders for election of directors.

Further, whenever dividends on the Series B Preferred Stock are in arrears in an amount equal to six quarterly payments, the Series B Preferred Stock, together with any other shares of preferred stock then entitled to elect directors, shall have the right, as a single class, to elect one director until the default has been cured. The rights under the Rights Agreement expire on March 15, 2008, unless extended or unless the rights are earlier redeemed or exchanged by the Company.

Rights Agreement

Our Board of Directors has adopted a Rights Agreement pursuant to which holders of our common stock will be entitled to purchase from us one one-hundredth of a share of our Series B Participating Cumulative Preferred Stock if a third party acquires beneficial ownership of 15% or more of our common stock or if other specified events occur without our consent. In addition, the holders of our common stock will be entitled to purchase the stock of an Acquiring Person (as defined in the Rights Agreement) at a discount upon the occurrence of triggering events. The exercise price per right is $90, subject to adjustment. These provisions of the Rights Agreement could have certain anti-takeover effects because the rights provided to holders of our common stock under the Rights Agreement will cause substantial dilution to a person or group that acquires our common stock or engages in other specified events without the rights under the agreement having been redeemed or in the event of an exchange of the rights for common stock as permitted under the agreement.

Certain Provisions of our Bylaws

Article III of our Amended and Restated Bylaws provides that a vote of two-thirds of the members of the Board of Directors is required to approve certain transactions with, of or to any holder of 10% or more of our issued and outstanding shares. Such approval is required in the event of a merger; consolidation; sale, lease, exchange, transfer or disposition of all or any substantial part of our assets; any share exchange; liquidation or dissolution; any repurchase, redemption or other distribution; or any other transaction that would have the affect of increasing the beneficial ownership by one percent or more in any 12 month period with, of or to any such holder, or if such a holder commences or announces an intention to commence an exchange or tender offer of all or any part of our outstanding voting shares or a proxy contest intended to cause either the removal or replacement of any member of the Board.

Transfer Agent

The transfer agent for our common stock is Computershare Trust Company, N.A.

UNDERWRITING

Citigroup Global Markets Inc. is acting as sole book-running manager of this offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of Class A common stock set forth below opposite the underwriter’s name.

Underwriter	Number of Shares

Citigroup Global Markets Inc.	2,500,000
Raymond James & Associates, Inc.	1,250,000
Stifel, Nicolaus & Company, Incorporated	500,000
SunTrust Capital Markets, Inc.	500,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	250,000

Total	5,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a concession not to exceed $0.5054 per share. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 750,000 additional shares of Class A common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We have agreed that, for a period of 90 days from the date of this prospectus supplement, we will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares of our Class A common stock or any securities convertible into or exchangeable for shares of our Class A common stock. In addition, our executive officers and our directors have agreed to the same restriction for a period of 30 days from the date of this prospectus supplement, and that, for the 60-day period thereafter, they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our Class A common stock or any securities convertible into or exchangeable for shares of our Class A common stock, except that during such 60-day period, they may sell a limited number of shares under specified circumstances, principally related to the payment of certain income tax liabilities. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (as defined below) (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus supplement. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom who are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) who are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the shares described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties or

•	in a transaction that, in accordance with article L.411-2-II-1º-or-2º-or 3º of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Our Class A common stock is quoted on the Nasdaq Global Market under the symbol “IFSIA”.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	No Exercise	Full Exercise

Per Share	$0.8424	$0.8424
Total	$4,211,875	$4,843,656

In connection with the offering, Citigroup on behalf of the underwriters, may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common shares. They may also cause the price of the common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at anytime.

In addition, in connection with this offering, some of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq Global Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq Global Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common shares during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common shares to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

We estimate that the total expenses of this offering, paid and payable by us, not including the underwriting discounts and commissions, will be $500,000.

An affiliate of Citigroup is a participant in our revolving credit facility and will receive a portion of the net proceeds from this offering as a result of the repayment of all or a portion of the indebtedness outstanding under the revolving credit facility. In addition, the underwriters have performed investment banking and advisory services for us from time to time for which they received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

A prospectus supplement in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the securities offered hereby has been passed upon for us by Kilpatrick Stockton LLP, Atlanta, Georgia. Certain legal matters related to the sale of the common stock offered hereby will be passed upon for the underwriters by Troutman Sanders LLP, Atlanta, Georgia.

EXPERTS

BDO Seidman LLP, independent public accountants, has audited the financial statements of Interface, Inc. included in our Annual Report on Form 10-K for the year ended January 1, 2006, and management’s assessment of the effectiveness of our internal control over financial reporting as of January 1, 2006, as set forth in their reports, which are incorporated by reference in this prospectus supplement and elsewhere in the registration statement. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on BDO Seidman LLP’s reports, given on their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

This prospectus supplement incorporates important business and financial information about us that is not included in or delivered with this prospectus supplement. The information in the documents incorporated by reference is considered to be part of this prospectus supplement. Statements contained in documents that we file with the SEC and that are incorporated by reference in this prospectus supplement automatically update and supersede information contained in this prospectus supplement, including information in previously filed documents or reports that have been incorporated by reference in this prospectus supplement, to the extent the new information differs from or is inconsistent with the old information. The following documents filed by us under the Exchange Act are incorporated by reference into this prospectus supplement as of their respective dates of filing:

•	our amended Form 10-K for the fiscal year ended January 1, 2006;

•	our Proxy Statement for the 2006 Annual Meeting;

•	our Form 10-Q for the quarter ended April 2, 2006;

•	our Form 10-Q for the quarter ended July 2, 2006;

•	our Form 8-K dated September 11, 2006 and filed September 15, 2006;

•	our Form 8-K dated September 29, 2006 and filed October 2, 2006;

•	Item 8.01 of our Form 8-K dated October 25, 2006 and filed October 26, 2006;

•	our Form 8-K dated October 25, 2006 and filed October 31, 2006;

•	all other reports filed by us pursuant to Sections 13(a) or 15(d) of the Exchange Act since January 1, 2006; and

•	all documents filed after the date of this prospectus supplement pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

Documents incorporated by reference are available from us without charge, excluding all exhibits, unless an exhibit has been specifically incorporated by reference in this prospectus supplement. You may obtain documents incorporated by reference in this prospectus supplement by requesting them in writing, by telephone, by facsimile or by e-mail from Patrick C. Lynch, Chief Financial Officer, Interface, Inc., at 2859 Paces Ferry Road, Atlanta, Georgia 30339; telephone number (770) 437-6800; facsimile number (770) 437-6887; e-mail address patrick.lynch@interfaceglobal.com.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), which means that we are required to file reports, proxy statements, and other information, all of which are available at the Public Reference Section of the Securities and Exchange Commission at Room 1580, 100 F. Street, NE, Washington, D.C. 20549. You may also obtain copies of the reports, proxy statements, and other information from the Public Reference Section of the SEC, at prescribed rates, by calling 1-800-SEC-0330. The SEC maintains an Internet website at http://www.sec.gov where you can access reports, proxy, information and registration statements, and other information regarding registrants that file electronically with the SEC through the EDGAR system.

We have filed a registration statement on Form S-3 to register the securities to be issued pursuant to this prospectus supplement. As allowed by SEC rules, this prospectus supplement does not contain all of the information you can find in the registration statement or the exhibits to the registration statement because some parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. You may obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s website.

We also maintain an Internet website at http://www.interfaceinc.com, which provides additional information about our company through which you can also access our SEC filings. The information set forth on our website is not part of this prospectus supplement.

Interface®

Mission Zero:
our promise to eliminate the negative impact our company has on the environment by the year 2020.

5,000,000 Shares

Class A Common Stock

PROSPECTUS SUPPLEMENT

November 6, 2006

Citigroup

Raymond James

Stifel Nicolaus

SunTrust Robinson Humphrey

BB&T Capital Markets